
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Oakland Ballers Baseball Club, Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       August 15, 2024

Physical Address of Issuer:

827 Broadway, Suite 200C, Oakland, CA 94607

Website of Issuer:

https://www.oaklandballers.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of seven percent (7%) of the gross dollar amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will not be paid any direct or indirect compensation in the form of an interest in the Issuer.

Type of Security Offered:

Fan Stock

Target Number of Securities to be Offered:

294,118

Price (or Method for Determining Price):

$0.17 reflecting a pre-money valuation of approximately $25,000,000.

Target Offering Amount:

$50,000.06

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,234,499.85

Deadline to reach the Target Offering Amount:

September 12, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

192

	Most recent fiscal year-end (2023)*	Prior fiscal year-end (2022)
Total Assets	$3,833,047	-
Cash & Cash Equivalents	$253,791	-
Accounts Receivable	$0	-
Short-term Debt	$0	-
Long-term Debt	$3,489,769	-
Revenues/Sales	$0	-
Cost of Goods Sold	$0	-
Taxes Paid	$0	-
Net Income/(Loss)	-$717,956	-

* Financial statements reflect the Issuer and its predecessor, Oakland Ballers Baseball Club, LLC, which was formed on September 18, 2023. The Issuer was incorporated via a Certificate of Conversion, filed on August 15, 2024.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Oakland Ballers Baseball Club, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000.06 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,499.85 (the "**Maximum Offering Amount**") of Fan Stock (the "**Securities**") pursuant to a Fan Stock Purchase Agreement (the "**SPA**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is 1,000 Fan Shares i.e., $170.00. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by September 12, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined by assuming the Company has a pre-money valuation of approximately $26,235,000 and computing a price per share based on the Company's pre-Offering fully diluted capitalization. The valuation is arbitrary and does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://invest.oaklandballers.com (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount exceeding the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date (the "**Initial Closing**").

If the Issuer conducts an Initial Closing, the Issuer may conduct another close (a "**Subsequent Closing**") before the Offering Deadline. All Subsequent Closings are rolling closings. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Issuer may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing.

Investor Limits

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

The Securities

We request that you please review this Form C and the purchase agreement and related instruments attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Fan Stock

The Securities being offered are a series of the Issuer's par value $0.00001. Fan Stock is in all ways equivalent to the Issuer's common stock save being a separate class. The rights and privileges of the Securities are memorialized in the Issuer's certificate of incorporation (as may be amended from time to time, the "**Charter**"), attached hereto as <u>Exhibit C</u>. In order to purchase the Securities, Investors will need to enter into that certain Investors' Fan Voting Agreement

(the "**FRA**") and that certain Fan Voting Agreement (the "**VA**", together with the SPA and the FRA the "**Transaction Documents**").

Dividends

The Securities entitle Investors to dividends in accordance with the Issuer's Charter and the Transaction Documents.

Fan Rights Agreement

To purchase the Securities, the Investor must become a party to the Fan Rights Agreement. As long as at least 250 persons hold the Securities, the FRA provides certain control rights with respect to the management of the Oakland Ballers. The holders of the Securities may elect a director to the Company's board, (the "**Fan Director**."). The Company will deliver certain financial statements to the Fan Director: (i) as soon as practicable, but in any event within 180 days after the end of each fiscal year of the Issuer (i) a balance sheet as of the end of such year and (ii) statements of income and of cash flows for such year; and (ii) such other information relating to the financial condition, business, prospects, or corporate affairs of the Issuer as the Fan Director may from time to time reasonably request; provided, however, that the Issuer shall not be obligated to provide information (a) that the Issuer reasonably determines in good faith to be a trade secret or similar highly confidential information; or (b) the disclosure of which would reasonably be expected to adversely affect the attorney-client privilege between the Issuer and its counsel. Investors waive their statutory information rights by entering into the FRA. Disputes under the FRA are subject to binding arbitration in which the prevailing party may recover their costs.

Fan Voting Agreement

To purchase the Securities, the Investor must become a party to the Fan Voting Agreement. Investors will agree to vote their shares toward the Fan Director, who shall be elected at the conclusion of the Offering, as well as current directors Paul Freedman, Bryan Carmel, a yet to be named third common director, and the Series Seed Director, who shall initially be Emil (Jesse) Eisenhardt. In the event that (i) the holders of a majority of the then outstanding shares of Common Stock held by Paul Freedman and Bryan Carmel (the "**Electing Holders**") and (ii) the Board; approve a sale of the Issuer (which approval of the Electing Holders must be in writing), Investors agree to take a number of actions to execute documents to finalize the sale. Disputes under the VA are subject to binding arbitration in which the prevailing party may recover their costs.

Dissolution

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Issuer or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock and Fan Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the original issue price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Issuer, the funds and assets available for distribution to the stockholders of the Issuer are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Deemed Liquidation Event" unless the Requisite Holders (as defined by the Charter) elect otherwise by written notice received by the Issuer at least five (5) days prior to the effective date of any such event: (a) a merger or consolidation in which (i) the Issuer is a constituent party or (ii) a subsidiary of the Issuer is a constituent party and the Issuer issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Issuer or a subsidiary in which the shares of capital stock of the Issuer outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Issuer or any subsidiary of the Issuer of all or substantially all the assets of the Issuer and its subsidiaries taken as a whole, or, if substantially all of the assets of the Issuer and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one

or more subsidiaries of the Issuer, except where such sale, lease, transfer or other disposition is to the Issuer or one or more wholly owned subsidiaries of the Issuer.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The voting and management rights of the Securities are defined by the Delaware General Corporate Law ("**DGCL**") and the Transaction Documents. Please see *Fan Voting Agreement* above.

The Issuer is party to that certain Series Seed Stock Agreement in place with its holder of those certain Series Seed Preferred Stockholders, which provides the holders of Series Seed Preferred shares certain protective rights.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to affect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO subject to certain additional carveouts and restrictions.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

<center>**COMMISSION AND FEES**</center>

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of seven percent (7%) of the gross dollar amount raised in the Offering.

Other Compensation

The Intermediary will not be paid any direct or indirect compensation in the form of an interest in the Issuer.

<center>**RISK FACTORS**</center>

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

We may not be able to identify sufficient talent to field a baseball team.

Despite being "America's pastime", baseball is a demanding sport requiring skill and athleticism. We will need to compete with other better established teams for talent and provide sufficient financial incentives and assurances to safety to such talent to play baseball in Oakland, California. We may be unable to retain talent and talent may be lost due to injury, death, retirement, resignation or trades with other teams. If we are unable to identify and retain talent, we may not attract fans or sponsors, nor will we be able to sell tickets or merchandize. Talent represents human capital, which we may be highly reliant upon and have little ability to control. The loss of human talent that is popular with our future fans may also negatively impact our future financial success.

We may not be able to identify and retain sufficient coaching and management staff to field a baseball team.

The coaching and management of a baseball team takes unique and specific skills. Our executive officers have never provided either service in a semi or professional capacity. We will need to compete with other better established teams for coaching and management talent and provide sufficient financial incentives to such talent to coach and manage a baseball team in Oakland, California. We may be unable to retain talent and talent may be lost due to injury, death,

<center>5</center>

retirement, resignation or trades with other teams. If we are unable to identify and retain coaching and management talent, we may not field a competent team, therefore we may not attract fans or sponsors, nor will we be able to sell tickets or merchandize.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

In order to field a baseball team in the Pioneer Baseball League, the Issuer was required to purchase shares from the Pioneer Baseball League and subject itself to the Pioneer Baseball League's bylaws to secure the franchise rights.

In November of 2023, the Issuer purchased the franchise rights to field two baseball teams, the first in Oakland and the second in Yolo County, California, from the Pioneer Baseball League, an independent baseball league. To do such, the Issuer entered into that certain Share Purchase, League Membership, and Services Agreement by and between the Issuer and the Pioneer Baseball League, by which the Issuer is still required to pay a franchise fee in excess of $1.75M, which is more cash than the Issuer currently has on hand, and more than the Issuer is able to raise in this Offering. Therefore, in order for the Issuer to pursue its business plan, it will be required to raise additional capital, likely diluting investors who participate in this Offering, or borrow money, which will requiring servicing the debt at an additional cost. Franchise fees are generally non-refundable and therefore the Issuer will not be able to recoup the fees paid if it is business proves unsuccessful and the Issuer or its designee is unable to find a buyer for the second franchise. Additionally, as a shareholder of the Pioneer Baseball League, the Issuer is subject to certain requirements and limitations on its activities with respect to the baseball team is operates; these limitations may inhibit the Issuer's ability to be profitable or field a successful team.

Issuer is subject to a bond to covenant to the Pioneer Baseball League's terms.

As a condition of its membership to the Pioneer Baseball League, the Issuer was required to execute a surety/performance bond to ensure the faithful performance by the Issuer of all terms, covenants, and conditions of the Share Purchase, League Membership, and Services Agreement and to assure that working capital funds are available to the Pioneer Baseball League in the event that our CEO abandons either of the teams or fails to materially meet the facility standards set by the Pioneer Baseball League. The bond will be in full force and effect (a) during the construction or renovation of any new ballpark, and (b) for three years following the date of the Share Purchase, League Membership, and Services Agreement. The bond is for One Million Dollars ($1,000,000) and if subject to forfeiture, shall be forfeited in accordance with the terms of the Share Purchase, League Membership, and Services Agreement. The Pioneer Baseball League may exercise its rights as obligee under the bond if, (a) by May 1, 2026, no facilities for the Oakland Ballers have been secured or do not appear to be secured or (b) if the Issuer or those other persons in privity with the Pioneer Baseball League are in uncured default with the Pioneer Baseball League. The Pioneer Baseball League's invocation of its rights under the bond could financially harm the Issuer and prevent it from fielding a baseball team or being a going concern.

Our right to field teams in the Pioneer Baseball League stems from holding certain shares in the Pioneer Baseball League, those shares are pledged back to League and subject to forfeiture.

Pursuant to the Share Purchase, League Membership, and Services Agreement and related security agreement (the "**Security Agreement**"), we purchased the eleventh share issued by the Pioneer League which allows us to operate the Oakland Ballers (the "**Eleventh Share**") and the twelfth share issued by the Pioneer Baseball League which allows us to own the Yolo High Wheelers (as defined below) (the "**Twelfth Share**"). In order to purchase the Twelfth Share, we borrowed $1,750,000 from the Pioneer Baseball League and made certain covenants regarding the operations of our baseball teams. We have pledged each of the Eleventh and Twelfth Share to the Pioneer Baseball League pursuant to the Security Agreement, in the event of our default on any of our obligations to the Pioneer Baseball League that we cannot cure. Therefore, there is material risk that we could lose our ability to operate or own the baseball teams, without further recourse, which would likely result in a total loss of an investors' investment.

We have licensed a second share in the Pioneer Baseball League to an affiliate with the same management, who is operating a rival team, which may distract us from the Oakland Ballers.

The Share Purchase, League Membership, and Services Agreement by and between the Issuer and the Pioneer Baseball League provides that the Issuer may establish another team in Davis, California (the "**Yolo High Wheelers**") in a distinct geographic location from the primary team based in Oakland, California (the "**Oakland Ballers**"). In August of 2024, our predecessor, the Oakland Ballers Baseball Club, LLC completed a divisive merger, splitting into Oakland Ballers Baseball Club, LLC and the Yolo High Wheelers Baseball Club, LLC (the "**Yolo Entity**"). The Yolo Entity has a license agreement with the Issuer whereby the rights of the Yolo High Wheelers (held through the Twelfth Share) are assigned to the Yolo Entity. The executive management of the Issuer is identical to that of the Yolo Entity The ownership of the Yolo High Wheelers may distract the Issuer's directors, Officers and employees as they attempt to maintain and secure facilities for, recruit players and staff for the Oakland Ballers at the same time as the Company has management and ownership obligations of the Yolo High Wheelers.

Investors will have no financial interest in the Yolo High Wheelers or Yolo Entity

Pursuant to an intercompany agreement and as a result of a divisive merger, investors in the Issuer will have <u>no</u> financial interest in the Yolo High Wheelers or Yolo Entity. In the event the Twelfth Share is sold, the maximum amount the Issuer will receive is an amount sufficient to repay debt and transaction costs associated with the Twelfth Share. Investors who wish to invest or have a financial interest in the Yolo High Wheelers or Yolo Entity should not invest in this Offering.

We are only provided exclusivity by the Pioneer Baseball League within a 75-mile radius for the Oakland Ballers.

The Pioneer Baseball League only provides exclusivity in a 75-mile radius from the location of the future facilities of the Oakland Ballers. This means other teams in the Pioneer Baseball League, or other baseball leagues, could be close to where we host games, creating competition and potentially decreasing our market share and therefore revenues. For example, we continue to compete with the Oakland Athletics professional baseball team

The Pioneer Baseball League has strict facilities requirements and has set firm deadlines on when they must be procured by

The Share Purchase, League Membership, and Services Agreement by and between the Issuer and the Pioneer Baseball League require the Issuer to build new facilities, leasing an existing facility that meets the Pioneer Baseball League's standards or renovate and procure the existing Oakland Coliseum by no later than the start of the 2026 season. While we are negotiating with the City of Oakland regarding an extension to our agreement with the City of Oakland relating to our use of Raimondi Park, we may not be able to reach an agreement for facilities which satisfies Pioneer Baseball League requirements. Failure to secure such facilities could put the Issuer in breach of the Issuer's agreement with the Pioneer Baseball League, leading to possible forfeiture of the franchise rights purchased. In such case, the monies expended by the Issuer in pursuit of such may be unrecoverable and reducing the value of the Issuer for all interest-holders therein.

The Issuer is required to cover incremental travel expenses for teams not located in certain western states.

The Oakland Ballers are the first Pioneer Baseball League club in the states of California, Washington and/or Oregon (the "**Western Region**"); the Yolo High Wheelers are the second. The Issuer has agreed with the Pioneer Baseball League that it will pay incremental costs of its rivals for their travel to the Issuer and the Yolo Entity's facilities until such time as there are six or more teams Western Region. Incremental costs include the cost of flights, transportation and housing, each of which can be highly variable due to seasonality, and which may be difficult to secure in a cost effective manner on a recurring basis. This cost will be solely borne by the Issuer for the benefit of the Pioneer Baseball League and rival teams. There may never be enough teams in the Western Region to result in the discontinuation of the fee payments. These fee payments will increase the costs of the Issuer's business and may ultimately reduce investors' returns.

The Issuer is required to indemnify the Pioneer Baseball League and the rival teams with respect to their travel and operations in the Western Regions.

The Issuer has agreed with the Pioneer Baseball League that it indemnify and hold harmless the Pioneer Baseball League, each rival team in the mountain region (the "**Mountain Teams**") and their directors, officers, employees, agents, affiliates, representatives, successors and assigns with respect to their travel to and from the Issuer's facilities as well as certain California laws which may cause adverse consequences to these parties availing themselves to the Western Region. This indemnity will last until such time as there are six or more teams Western Region. There may

never be enough teams in the Western Region to result in the discontinuation of the indemnification. This indemnification may increase the costs of the Issuer's business and may ultimately reduce investors' returns.

We do not have permanent facilities and are subject to renewals for the use of Raimondi Park

We are required to build facilities that are acceptable to the Pioneer Baseball League, a failure to may result in the loss of the Eleventh Share and Twelfth Share, and therefore our ability to operate the Oakland Ballers and for the Yolo Entity to own the Yolo High Wheelers is contingent on acquiring, licensing or building sufficient facilities. While we are currently working on an extension to our agreement with the City of Oakland for use of the park in 2025 and beyond, we may not be able to develop facilities that meet Pioneer Baseball League requirements, and we may not be able to reach agreement with the City of Oakland on an extension that meets the requirements of the league. Further, any extension we enter into with the City of Oakland may harm the Issuer's finances or lead to a breach of our covenants to the Pioneer Baseball League.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales of tickets, sponsorships and/or merchandise, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently does not generate sufficient revenues to fully fund its operations and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the experience we provide to customers may be adversely impacted if companies to whom we rely on to deliver our experience do not perform their obligations or perform them in a substandard manner. The suppliers upon whom we rely for continued operations may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. We often rely on only when vendor to perform key services.

We intend to rely on various intellectual property rights in order to operate our business.

The Issuer intends to rely on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also

rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Major League Baseball and the teams which are members thereof are notoriously litigious with respect to their intellectual property.

Major League Baseball and the thirty teams which comprise its participants own, or control certain intellectual property rights related to baseball generally and a baseball team based in Oakland specifically. The Issuer believes it has sufficient rights to its name, logo and related trade-dress, having secured unique colors and fonts for its operations; however, we may be subject to inquire, attempts at injunction or other actions due to perceived infringements on Major League Baseball's intellectual property rights.

The Issuer owns and operates a franchise of the Pioneer Baseball League, which is not affiliated with Major League Baseball, has not previously had teams located in the area the Issuer intends to field a baseball team and has suffered set-backs in recent history.

The Issuer operates a baseball team, the Oakland Ballers, based in Oakland, a franchise of the Pioneer Baseball League. The Pioneer Baseball League is an independent baseball league which has a more than 89 year history and 10 teams based in the Rocky Mountain region. Previously a Rookie league for Major League Baseball, the Pioneer Baseball League was removed as a Major League Baseball affiliate in 2019 and relies on "partner league" status pursuant to a 2021 memorandum of understanding, the terms of which are confidential and the term of which are expiring in 2026. As the Pioneer Baseball League is based in the Rocky Mountain region of the United States, therefore the Issuer will incur additional costs to play games in the Pioneer Baseball League as its team will need to travel to and from Oakland and sponsor teams which come to Oakland, as the Issuer intends to field a baseball team in a different geographic region than the Pioneer Baseball League generally operates. In 2020, the Pioneer Baseball League canceled its season due to the ongoing COVID-19 pandemic.

The financial viability of the Pioneer league and other teams in the Pioneer League could have a material impact on the Issuer's ability to continue to operate.

By the natural of operating in a baseball league the Issuer's business depends on the financial viability of the Pioneer Baseball League, and all of the other 11 teams in of the Pioneer Baseball League. The Issue has not had the ability to perform due diligence on the financial position and stability of all the teams in the Pioneer Baseball League, and as such is at risk that a team might go out of business, which could cost the Issuer revenue opportunities and cause reputational harm to the team and the Pioneer Baseball League.

The Issuer's territorial exclusivity only applies to the Pioneer Baseball League and does not prevent any other baseball league from placing a team in Issuer's territory.

No other baseball league in the country is subject to the territorial provisions of the Pioneer Baseball League, which means that another league, such a Major League Baseball or another independent league, might choose to place a team near Issuer, which would lead to increase competition and significantly impact our ability to attract customers and therefore sell tickets, merchandise and sponsorships, possibly leading to reduce revenue.

The Yolo Entity does not generate any meaningful revenue

The Yolo Entity has yet to generate meaningful revenue from either ticket sales or merchandise, and as such might be a significant drain on Issuers resources unless the business starts generating revenue or a buyer is found for the franchise. The Issuer will lend money to the Yolo Entity for its operations, creating a counterparty risk and a risk of default which could cause a loss for investors in the Issuer.

The Issuer's success depends on the experience and skill of the directors and its executive officers.

We are dependent on our directors and executive officers. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our manager and/or executive officers could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We have yet to finalize an agreement for a permanent stadium in Oakland, California, to host baseball games.

Baseball teams require a home-stadium to host games and the Issuer intends to host its games in Oakland, California. At this time, the Issuer has not identified a stadium that can support the Issuer's business needs in the desired area. Even if the Issuer is able to identify and secure the rights to rent, lease or purchase a stadium, doing so may cause additional financial and operational stress on the Issuer, depending on the terms, conditions and liabilities imposed on the Issuer with respect to the use of a stadium. The loss of a stadium, at any time, could disrupt the Issuer's efforts to field a team and negatively affect its standings with fans and the Pioneer Baseball League. Additionally, any stadium and facilities we source will need to be approved by the Pioneer Baseball League, which may cause additional cost or delay. There is no guarantee the Issuer will be able to identify, secure and continue to use a stadium that meets its needs, now or in the future.

Oakland, California, has a reputation as a high crime area which may dissuade attendance at games, exhibitions and other activities related to the Issuer's fielding and management of a baseball team.

Oakland has a reputation for having one of the highest crime rates in America when compared to communities of similar sizes. The Issuer's success is partially dependent on spectators buying tickets for and attending baseball games in Oakland. Concern about being subject to becoming or a victim of crime may dissuade prospective fans and attendees from doing so. Additionally, it might be more difficult for us to attract staff, players, service providers if they have concerns about their safety.

Announced attendance and attendance listed in box scores reflects total people in attendance and specifically includes complimentary tickets.

Prospective investors should understand that the announced attendance and attendance listed in box scores includes a number of tickets which have not been sold by the Issuer or authorized resellers. Such tickets include: tickets for sponsors, complimentary tickets, community giveaways and other non-revenue generating tickets provided by the Issuer and its collaborators. Therefore, attendance announcements should not be construed as indications of the issuers success.

Oakland, California is susceptible to earthquakes of various magnitudes, larger earthquakes could damage the stadium, injure players, personnel or spectators and ultimately cause loss of life, negatively effecting the Issuer.

Oakland, California, is located in a tectonic area susceptible to earthquakes. While most earthquakes are small and cause neither loss of life nor damage, large earthquakes are liable to cause mass destruction, which could negatively affect the Issuer's ability to operate in Oakland. It is estimated that there is over a 90% chance of a major earthquake occurring within the next 50 years within 50 kilometers of Oakland. The Issuer has not developed a business continuity plan, emergency action plan or secured insurance to address the risk associated therewith.

Some consider baseball to be a dying sport.

The subject of disagreement and conjecture, there are certain commentators in the sports world who have declared baseball as a "dying sport". Over the last decade, even before the COVID-19 pandemic, attendance at games in many leagues have decreased. Less Americans are believed to hold baseball as their favored sport, with football and soccer each increasing their popularity. While the Issuer believes baseball continues to be a strong and robust sporting opportunity, investors should consider its popularity.

Risks Related to the Offering

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as <u>Exhibit D</u>. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will have limited voting and management rights with respect to the Issuer's operations.

The rights and privileges of the Securities are memorialized in the Issuer's Charter. In order to purchase the Securities, Investors will need to enter into that certain FRA and that certain VA which provide limited management rights related solely to the operation of the Oakland Ballers and not the Issuer with the exception of the liquidation of the Issuer.

If less than 250 individuals hold shares of the Securities certain rights associated with the Securities will lapse

Pursuant to the FRA and VA, rights related to the appointment of a director of the Issuer's board and protective rights related to the Oakland Ballers and the dissolution of the Issuer will lapse if less than 250 persons hold the Securities. This means, via redemption, consolidation or otherwise, the rights associated with the Securities may lapse without your consent or notice.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Pursuant to Rule 501 securities sold may not be transferred during the one-year period beginning when the securities were issued in the Offering, unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the Securities and Exchange Commission; and (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family or the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

Persons affiliated with the Pioneer League will not be able to participate in the offering.

Any person who is an employee, contractor or in any event, baseball player, for the Pioneer League or any team, club or division of such may not participate in the Offering ("**Pioneer Persons**").

Persons affiliated with the owners of the Oakland Athletics will not be able to participate in the offering.

Any person who is an owner of the Oakland Athletics or any successor or affiliated team, club or division of such ("**Athletics Persons**") may not participate in the Offering.

Investors may not transfer the Securities to any Pioneer Person or Athletics Person, and if they do so, the Issuer will have a right to repurchase the Securities or force their resale.

If the investor becomes or otherwise attempts to transfer the Securities to any Pioneer Person or Athletics Person, the they must promptly (i) inform the Company and either (ii) sell the Securities (a) back to the Issuer at the original Price or (ii) to a third-party who is not otherwise a Pioneer League Person or Athletics Person.

Investors are subject to binding arbitration and fee shifting with respect to any disputes with respect to the purchase or sale of the Securities.

The instrument that allows Investors to purchase the shares has a provision which binds the parties to arbitration with respect to any dispute, controversy or claim arising out of, relating to or in connection with the Securities. Arbitration may be expensive and require an Investor to appear in Oakland, California. Additionally, in the event of a dispute, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled; these fees may exceed an Investors investment.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has issued or intends to issuer certain equity grants which, upon receipt or exercise, may further dilute the Investors.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no present market for the Securities, and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Oakland Ballers Baseball Club, Inc. (the "**Issuer**" or the "**Company**") is a Delaware corporation, incorporated on August 15, 2024. The Company is the successor of Oakland Ballers Baseball Club, LLC, a limited liability company, formed on September 18, 2023, with the goal of keeping baseball in Oakland, California by fielding a new team, the Oakland Ballers. On August 13, 2024, the Oakland Ballers Baseball Club, LLC completed a divisive merger, splitting into Oakland Ballers Baseball Club, LLC and the Yolo High Wheelers Baseball Club, LLC (the "**Yolo Entity**"); assigning I.P related to the Yolo High Wheelers to the Yolo Entity and retaining all other assets at Oakland Ballers Baseball Club, LLC. The Company is a continuation solely of the divisional entity, Oakland Ballers Baseball Club, LLC.

Business Plan

The Issuer was founded to use the magic and wonder of baseball as a community building tool, in a city where the sport is leaving the city The Issuer operates the Oakland Ballers, a franchise of the Pioneer Baseball League, an independent baseball league, primarily located in the Rocky Mountains, which is a partner league of Major League Baseball (MLB). Additionally, the Issuer owns an additional franchise right from the Pioneer Baseball League to own the Yolo High Wheelers, which it has licensed to its affiliate, the Yolo Entity. The Issuer generates revenue through the sale of tickets, film rights, licensing rights, concessions and merchandizing and off the possible sale of the Yolo Entity or the rights assigned thereto.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Oakland Ballers	Oakland Ballers, a franchise of the Pioneer Baseball League, an independent baseball league, primarily located in the Rocky Mountains, which is a partner league of Major League Baseball (MLB)	Oakland Metropolitan Service Area

Competition

The Issuer competes with baseball teams outside of the Oakland area, all of which (save the Yolo High Wheelers) are more established than the Oakland Ballers.

Customer Base

The Issuer believes the residents of Oakland are its first line customers, with the Oakland diaspora and other fans of Baseball likely fans and customers once the Oakland Ballers are operational.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
98250247	OAKLAND BALLERS	Service Mark	Nov. 01, 2023	Awaiting Examination as of Nov. 16, 2023	USA

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds if the Intermediary Fees applied are seven percent (7.0%) of the dollar amount raised in the Offering, amounts are rounded to the nearest whole number for illustrative ease:

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	7%	$3,500.00	7%	$86,499.99
Operating Capital	93%	$46,500.06	93%	$1,148,549.86
Total	**100%**	**$50,000.06**	**100%**	**$1,234,999.85**

Operating Capital covers costs such as (i) field repair and maintenance; (ii) baseball operations, including player payroll, travel and marketing expenses; (iii) gameday operations; and (iv) general and administrative expenses.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Paul Freedman	President, Treasurer, Secretary, CEO, Common Director	• Chief Executive Officer – Oakland Ballers (September 2023 – Present) • Executive Advisor, Former President, Guild Education (May 2020 – Present)	• University of Chicago, BA, 2000
Bryan Carmel	Chief Creative Officer, Common Director	• Chief Creative Officer – Oakland Ballers (September 2023 – Present) • Filmmaker/Writer/Producer – Freelance (January 2021 – December 2022)	• University Southern California, MFA, Film, 2007 • Columbia University, BA, 2000
Vacant	Common Director	N/A	N/A
Emil (Jesse) Eisenhardt	Series Seed Director	• Filmmaker – Cruise Automation (April 2022 – December 2023) • Filmmaker – Freelance (October 2013 – Present)	• University Southern California, MFA in Cinematic Arts, 2006

			• Duke University, BS, 2005
Vacant	Fan Director*	N/A	N/A
Don Wakamatsu	Head of Baseball Operations	• Co-Founder, WakWay Foundation, Farmitude & Upass Foundation (October 2015 – Present) • Bench Coach, Texas Rangers Baseball Club (November 2017 – November 2021)	• Arizona State, 1985*
Laura Geist	Head of Game Day Operations	• Program Manager, Advertisement Infrastructure, Google (May 2022 – Present) • Senior Program Manager, Product Experience Analytics/Data Science (November 2017 – April 2022) •	• University of Colorado Boulder, BA, 1999

* Mr. Wakamatsu has not completed a degree at this time.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's outstanding capitalization consists of 108,538,260 shares of Common Stock, 29,411,764 shares of Fan Stock, and 47,432,583 shares of Series Seed Preferred Stock which are voting units.

Please see Exhibit C which constitutes the Issuer's Charter and Bylaws, for further information on the nature of the Issuer's capitalization.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	90,000,000
Par Value Per Share	$.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	57.70% assuming all authorized shares of Fan Stock issued

Type	Fan Stock
Amount Outstanding	0
Par Value Per Share	$.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	To Be Issued
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.81% assuming all authorized shares of Fan Stock issued

Type	Series Seed Preferred Stock
Amount Outstanding	47,432,583
Par Value Per Share	$.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	For Major Investors holding 2,500,000 shares will have pro-rata rights for future offerings of the Issuers securities.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	30.41%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Warrant
Amount Outstanding	N/A
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The number of shares of Common Stock purchasable from the Company shall be found by the following formula: (a) the sum of the (i) the outstanding balance, including interest, of that certain Promissory Note issued to Paul Freedman, multiplied by (ii) two and one-half percent (2.5%), divided by (b) the Fair Market Value of the Common Stock
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Dilutes Securities on Exercise
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approx. 0.05% based on Issuer's current capitalization

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Promissory Note
Creditor	Pioneer Baseball League, Inc.
Amount Outstanding	$1,750,000 principal
Interest Rate and Amortization Schedule	10% per annum
Description of Collateral	The Promissory Note is secured by the Eleventh and Twelfth Share pursuant to the Security Agreement
Other Material Terms	Mr. Paul Freedman personally guaranteed the Promissory Note; it is not technically debt of the Issuer, but it secured by assets of the Issuer.
Maturity Date	$875,000.000 of the principal balance shall be payable without offset upon the earlier of (i) November 27, 2024, or (ii) the sale of the Twelfth Share to a third party that is approved in writing by the Pioneer Baseball League in its discretion. The remaining principal balance of $875,000.000 together with all interest accrued shall be payable without offset on the earlier of (i) November 27, 2025, or (ii) the sale of the Twelfth Team to a third party that is approved in writing by the Pioneer League.
Date Entered Into	November 27, 2023

Type	Promissory Note
Creditor	Paul Freedman
Amount Outstanding	$5,000,000 principal
Interest Rate and Amortization Schedule	10% per annum
Description of Collateral	None
Other Material Terms	Credit Line Up to $5,000,000, with an option to increase to $6,000,000.
Maturity Date	Upon Demand or 5 years, whichever occurs first
Date Entered Into	July 18, 2024

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Paul Freedman	45,000,0000 shares of Common Stock	28.85% on a fully diluted basis
Bryan Carmel	45,000,0000 shares of Common Stock	28.85% on a fully diluted basis

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of July 31, 2024, the Issuer had an aggregate of approximately $557,874.95 in cash and cash equivalents.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer is concurrently offering up to $7,000,000 pursuant to Rule 506(c) of the Securities Act, by offering to sell up to $7,000,000 in securities, specifically simple agreements for future equity (SAFEs) (the "**Reg D Offering**"), to accredited investors outside of this Offering (the "**Concurrent Offering**"). No investors in this Offering, or potential investors who learned of the Issuer as a result of this Offering, will be permitted to invest in the Concurrent Offering. The Issuer reserves the right to raise additional amounts without notice. Reg D Offering investments may be made via the Dealmaker platform or directly to the Issuer. In the event investments in the Reg D Offering are made via the Dealmaker platform, Dealmaker will be paid a fee.

Capital Expenditures and Other Obligations

Paul Freedman intends to make a material capital expenditure, principally, the franchise fees payable to the Pioneer Baseball League; if he or the Yolo Entity fail to do so, the Eleventh and Twelfth Share of the Company secure that liability.

Valuation

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Issuer decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on research regarding similarly situated companies with similar business models, stages of development and publicly available data regarding their valuations.

The Company conducted an analysis of its prior funding, growth, partnerships, development and team, as well as revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section and the Company priced the securities making no representations as to the reasonableness of any specific valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

The Issuer entered into a concessions agreement by and between the Company and Oakland Chapter LLC dated May 20, 2024 (the "**Concession Agreement**") which engaged Oakland Chapter LLC to sell concessions, including alcoholic beverages, at Raimondi Park during Oakland Ballers games. The Issuer has indemnified the service provider for any third-party action, suit, proceeding, or claim that (a) arises out of or is in any way connected with the performance of the service provider under the Concession Agreement, except to the extent such claims result directly from the willful misconduct or gross negligence of the Provider, or (b) arises out of Issuer's gross negligence, fraud, or willful misconduct. The vendor provides a waiver of subrogation for Workers Comp in favor of the Issuer and its respective officers, employees and agents The Issuer can terminate the Concession Agreement if certain revenue targets are not met or by paying a buyout amount, the greater of $50,000 or 3% of Issuer's gross revenue from the first year of the Concession Agreement. Pursuant to the Concession Agreement, Oakland Chapter LLC, has agreed to devote certain amounts paid to it by the Issuer back to the Issuer as a sponsorship fee, all of which is contingent on revenue generation.

The Issuer entered into that certain license agreement by and between the Company and the City of Oakland with respect to 1689 20th Street, Oakland, CA 94607 (Raimondi Park) dated May 3, 2024 (the "**Ballpark Agreement**") whereby the Issuer agreed to provide approximately $1.6 million in improvements (specifically the building of a baseball field and facilities) to Raimondi Park, in Oakland, California, in exchange for a right of entry from April 30, 2024 to April 29, 2025. The Issuer must pay approximately $3,200 in recurring fees to the City of Oakland for the continued use of a designated part of Raimondi Park during the term. The licensor may terminate the Ballpark Agreement unilaterally if the event of a default or for any reason or for no reason, upon thirty (30) days' written notice to the Issuer any time after completion of certain home games. The Issuer is responsible for all security and maintenance associated with the baseball facilities in Raimondi Park pursuant to the Ballpark Agreement. In the event of damage or condemnation, the licensor shall not have any obligation to the Issuer under any circumstances to repair any damage to Raimondi Park or to rebuild any structures. In the event of a dispute, the prevailing party shall be entitled to recover reasonable attorney's fees in addition to other costs and fees from the other party. The Issuer is required to provide general and specific insurance for the benefit of Oakland, California. Renewal of the Ballpark Agreement is not guaranteed and requires government approval. The Issuer has also agreed to provide Oakland certain *in kind* benefits as part of the Ballpark Agreement, such as conducting youth baseball clinics, hiring former employees of the Oakland Coliseum displaced by Oakland's loss of the Oakland Athletics Professional baseball team.

The Issuer entered into that certain Agreement for Right of Entry between the Company and City of Oakland with respect to 1689 20th Street, Oakland, CA 94607 (Raimondi Park) dated April 12, 2024.

The Issuer entered into that certain Agreement for Right of Entry between the Company and City of Oakland with respect to 1707 Wood Street, Oakland, CA 94607 dated May 16, 2024, whereby overflow parking facilities for Raimondi Park were secured.

The Issuer entered into that certain Standard Form of Agreement Between Owner and Design-Builder – Cost Plus Fee with an Option for a Guaranteed Maximum Price agreement with McGuire and Hester with respect to Raimondi Park as of April 10, 2024. The issuer agreed to pay to the counterparty approximately $58,000 per month 16.20% of the cost of work for construction services, with an approximate total cost of $2,000,000 over the lifetime of the contract.

The Issuer entered into that certain license agreement by and between the Issuer and the Regents of the University of California, dated May 13, 2024 (the "**Yolo Facilities Agreement**") whereby the Issuer secured a license to use an intercollegiate baseball stadium, lock rooms, office space, gym and related facilities, for the Yolo High Wheelers. The

Issuer is in the process of negotiating an amendment or novation of the Yolo Facilities Agreement to assign it to the Yolo Entity, a failure to may result in its termination. Pursuant to the Yolo Facilities Agreement, the Issuer must pay a licensing fee of $612,000 in five annual installments; one hundred twenty thousand dollars ($120,000.00) per year for years 2024, 2025, and 2026 of the License, and one hundred twenty-six thousand ($126,000.00) per year for years 2027 and 2028. Additionally, the Issuer must pay a recurring locker room fee and reimburse the counterparty for certain maintenance expenses. The Issuer has agreed to indemnify the counterparty as well as secure certain insurance related to the Yolo Facilities Agreement.

The Issuer entered into that certain consulting agreement as of October 1, 2023, by and between the Issuer and Get What You Pay For LLC (the "**Consulting Agreement**"). Pursuant to the Consulting Agreement, the consultant developed the Oakland Baller's logos, uniforms and brand identity. The consultant was paid a fixed fee for these services, holds a 10% of royalty right (net of any distribution and manufacturing costs or other similar costs incurred by the Issuer) for the sale of primary uniforms, capped at $100,000, and holds a 10% of royalty right (net of any distribution and manufacturing costs or other similar costs incurred by the Issuer) for the sale of alternative uniforms, capped at $100,000. The Issuer intends to make an equity award to the consultant. The consultant assigned all intellectual property rights associated with their services to the Issuer.

The Issuer is party to an intercompany agreement dated August 13, 2024, by and between the Company and the Yolo High Wheelers Baseball Club, LLC, a company under common control, (the "**Intercompany Agreement**") whereby the Company agreed to (i) assign its right to operate the Yolo High Wheelers to the Yolo Entity, including certain player and management contracts, (ii) handle payroll and related administrative matters for the Yolo Entity, (iii) lend up to $2,000,000 to the Yolo Entity, which must be repaid the earlier of one (1) year from the date of the Intercompany Agreement, the termination of the Intercompany Agreement, or the sale of the Twelfth Share, and (iv) allow the Yolo Entity to sell the Twelfth Share *provided* any encumbrance of Twelfth Share is satisfied and all of the Company's transactional costs are covered, allowing the Yolo Entity to retain any profits.

The Issuer intends to enter into a license agreement with 1699 West Grand Avenue Property Owner, L.P., to secure the right to use certain buildings and parking space for the Issuer's clubhouse and offices for an initial period of two (2) years; the agreement has been substantively negotiated but has yet to be executed. If executed under currently anticipated terms, the license fee will be approximately $10,000 per month, with an additional $20,000 of monies deposited for possible or future damage.

Previous Offerings of Securities

Our predecessor Oakland Ballers Baseball Club, LLC made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Principal Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units	$200	90,000,000	Bank Deposit Cash	September 18, 2023	Section 4(a)(2)
Convertible Note	$4,000,000	$4,000,000	Operating Cash	October 11, 2023 to July 5, 2024	Section 4(a)(2)
Series Seed Class Units	$0	Reflecting conversion of Convertible Notes	N/A	July 31, 2024	Section 3(a)(9)

We made the following issuances of securities within the last three years:

All issuances below were associated with the incorporation of Oakland Ballers Baseball Club, LLC.

Security Type	Principal Amount of Securities Sold	Principal Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	N/A	90,000,000	N/A	August 15, 2024	Section 3(a)(9)
Series Seed Preferred	N/A	47,432,583	N/A	August 15, 2024	Section 3(a)(9)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

Paul Freedman, founder, President, CEO, Secretary, Treasurer and director has lent $4,000,000, with up to $5,000,000 in total to the company on a demand note, with 10% accrued annual interest.

Paul Freedman has invested $1,015,700 via one or more convertible notes which were converted to Series Seed Preferred Shares on the same terms as all similar convertible note holders.

Family members of Paul Freedman have invested $526,100 via one or more convertible notes which were converted to Series Seed Preferred Shares on the same terms as all similar convertible note holders.

Bryan Carmel has invested $17,800 via one or more convertible notes which were converted to Series Seed Preferred shares on the same terms as all similar convertible note holders.

Family members of Bryan Carmel have invested $8,900 via one or more convertible notes which were converted to Series Seed Preferred Shares on the same terms as all similar convertible note holders

In November of 2023, the Issuer's predecessor bought two shares of the Pioneer Baseball League which entitles the Issuer to operate the Yolo High Wheelers, the Issuer assigned this right to the Yolo Entity. The Issuer's predecessor bought such share with a secured promissory note for $1,750,000 which was personally guaranteed by Mr. Paul Freedman.

The Company is party to an intercompany agreement dated August 13, 2024, by and between the Company and the Yolo High Wheelers Baseball Club, LLC, a company under common control, (the "**Intercompany Agreement**") whereby the Company agreed to (i) assign its right to operate the Yolo High Wheelers to the Yolo Entity, including certain player and management contracts, (ii) handle payroll and related administrative matters for the Yolo Entity, (iii) lend up to $2,000,000 to the Yolo Entity, which must be repaid the earlier of one (1) year from the date of the Intercompany Agreement, the termination of the Intercompany Agreement, or the sale of the Twelfth Share, and (iv) allow the Yolo Entity to sell the Twelfth Share *provided* any encumbrance of Twelfth Share is satisfied and all of the Company's transactional costs are covered, allowing the Yolo Entity to retain any profits.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.oaklandballers.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Information regarding updates to the offering and to subscribe can be found here:https://www.oaklandballers.com..

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms

of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

PERKS

In the event of a successful Offering, participants who investment the following amounts will be eligible to receive the following perks on the following schedule, which the Issuer shall pursue to its best abilities. These perks are not a component of the Offering and may subject a recipient to tax or other reporting obligations:

Aggregate Investment Commitment	Perks
$170+	- Ability to vote in key decisions and elect a representative to the Issuer's Board of Directors, subject to the terms of the Transaction Documents; - Certificate of ownership (digital); - Participate in an online 'owners forum' (discord group).
$200+	- All of the above, plus: - Limited Edition Tee Shirt (U.S. Investors Only) - Early merch access.
$500+	- All of the above, plus: - Discount on game and season tickets for at least one season.
$1,000+	- All of the above, plus: - An on-field, in game experience (Investor responsible for all costs associated with getting to game).
$5,000+	- All of the above, plus: - Attend 'owners' meetings with team representatives.
$10,000+	- All of the above, plus: - Customized 'owner's' jersey (U.S. Investors Only); - Participate or watch a batting practice from the field (Investor responsible for all costs associated with getting to game).
$25,000+	- All of the above, plus: - Invitation to watch Spring training; and - Receive personal/shareable promotion code.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

OAKLAND BALLERS BASEBALL CLUB, INC.
(Issuer)

By:

/s/ Paul Freedman

(Signature)

Paul Freedman

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Paul Freedman

(Signature)

Paul Freedman

(Name)

Director

(Title)

August 20, 2024

(Date)

/s/ Bryan Carmel

(Signature)

Bryan Carmel

(Name)

Director

(Title)

August 20, 2024

(Date)

/s/ Emil (Jesse) Eisenhardt
_____
(Signature)

Emil (Jesse) Eisenhardt
_____
(Name)

Director
_____
(Title)

August 20, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Oakland Ballers Baseball Club, LLC (the "Company") a Delaware Limited Liability Company, now known as Oakland Ballers Baseball Club, Inc.

Financial Statements (unaudited) and
Independent Accountant's Review Report

The Short Year ended December 31, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Oakland Ballers Baseball Club, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023, and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 19, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	253,791
Prepaid Productions Fees	69,704
Prepaid Expenses	7,500
Inventory	1,191
Other Receivables	861
Total Current Assets	333,047
Non-current Assets	
Intangible Asset: Franchise Rights	3,500,000
Total Non-Current Assets	3,500,000
TOTAL ASSETS	3,833,047
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	186,233
Current Portion of Notes Payable	875,000
Total Current Liabilities	1,061,233
Long-term Liabilities	
Accrued Interest - Related Parties	19,570
Accrued Interest	19,699
Convertible Notes - Related Parties	1,668,500
Convertible Notes	322,600
Notes Payable - Related Party	584,400
Notes Payable	875,000
Total Long-Term Liabilities	3,489,769
TOTAL LIABILITIES	4,551,002
EQUITY	
Accumulated Deficit	(717,956)
Total Equity	(717,956)
TOTAL LIABILITIES AND EQUITY	3,833,047

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 9/18/2023 (Inception)	-	-	-
Net Income (Loss)	-	(717,956)	(717,956)
Ending Balance 12/31/2023	-	(717,956)	(717,956)

Statement of Operations

	Year Ended December 31, 2023
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	6,353
General and Administrative	672,174
Rent and Lease	160
Total Operating Expenses	678,687
Operating Income (loss)	(678,687)
Other Expense	
Interest Expense - Related Parties	19,570
Interest Expense	19,699
Total Other Expense	39,269
Earnings Before Income Taxes	(717,956)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(717,956)

Statement of Cash Flows

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(717,956)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable and Accrued Expenses	186,233
Inventory	(1,191)
Prepaid Production Fees	(69,704)
Prepaids	(7,500)
Accrued Interest - Related Parties	19,570
Accrued Interest	19,699
Other Receivables	(861)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	146,247
Net Cash provided by (used in) Operating Activities	(571,709)
INVESTING ACTIVITIES	
Franchise Rights	(3,500,000)
Net Cash provided by (used by) Investing Activities	(3,500,000)
FINANCING ACTIVITIES	
Proceeds from Convertible Notes - Related Parties	1,668,500
Proceeds from Convertible Notes	322,600
Proceeds from Notes Payables - Related Parties	584,400
Proceeds from Notes Payables	1,750,000
Net Cash provided by (used in) Financing Activities	4,325,500
Cash at the beginning of period	-
Net Cash increase (decrease) for period	253,791
Cash at end of period	253,791

Oakland Ballers Baseball Club, LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Oakland Ballers Baseball Club, LLC (the "Company") was formed in Delaware in September 18th, 2023. The Company operates two expansion minor league baseball teams (the Oakland Ballers and the Yolo High Wheelers) in the Pioneer Baseball League (PBL), an MLB partner league made up of unaffiliated teams in California, Colorado, Idaho, Montana and Utah.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Intangible Assets: Franchise Rights

The Company entered into a Share Purchase and League Membership Agreement on November 27th, 2023, with the PBL resulting in the Company representing the right for the Oakland Baller Team to join the PBL and exclude all other league teams from operating in the Oakland Area and the Company representing the right for the Twelfth Team to join the league and exclude all other PBL Teams from operating in the Twelfth Team Area. It is understood and agreed that the Company will have the exclusive right to operate (i) the Oakland Ballers Team within a seventy-five (75) mile radius from the site of the Temporary Ballpark or Permanent Ballpark, as applicable, of the Oakland Ballers Team and (ii) the Twelfth Team within a seventy-five (75) mile radius from the site of the Temporary Ballpark or Permanent Ballpark, as applicable of the Twelfth Team.

If the carrying value of the Oakland Ballers and Twelfth Team's indefinite-lived intangible assets exceeds their estimated fair value, the Company will be required to write the carrying value down to fair value. Any such write-down will be included in impairment of their intangible assets. Judgment is required to estimate the fair value of their indefinite-lived intangible assets. They may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. They may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the judgment involved in estimation techniques, any value ultimately derived from their indefinite-lived intangible assets may differ from its estimate of fair value.

As of December 31, 2023, the Company had $3,500,000 million of franchise rights including $1,750,000 (the purchase price) for Oakland Baller Team and $1,750,000 (the purchase price) for Twelfth Team. The Company performs an annual assessment of the recoverability of its indefinite-lived intangible assets.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company did not have any equity-based compensation as of December 31st, 2023.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has entered into an agreement with the founder for which they agreed to provide up to $5,000,000, with an option to increase it to $6,000,000. The Company borrowed $584,400 in 2023. The liability accrues interest at 10% and has a maturity date in 2025. The Company had accrued interest of $5,681 as of December 31st, 2023, related to this agreement.

The Company has entered into several convertible note agreements for the purposes of funding operations with related parties totaling $1,668,500. The interest on the notes are 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2027. The notes are convertible into shares of the Company's common stock at no stated discount during a change of control or qualified financing event. The Company had accrued interest of $13,889 as of December 31st, 2023, related to these notes. See Note 7 – Subsequent Events for details of convertible note conversions.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a loan agreement with the PBL for which they received $1,750,000. The loan accrues interest at 10%. $875,000 of the principal balance shall be payable without offset upon the earlier of (i) November 27, 2024, or (ii) the sale of the Twelfth Share to a third party that is approved in writing by the PBL in its discretion. The

remaining principal balance of $875,000 together with all interest accrued shall be payable without offset on the earlier of (i) November 27, 2025, or (ii) the sale of the Twelfth Team to a third party that is approved in writing by the league.

The Company has entered into several convertible note agreements for the purposes of funding operations with third parties. The interest on the notes are 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2027. The notes are convertible into shares of the Company's common stock at no stated discount during a change of control or qualified financing event. See Note 7 – Subsequent Events for details of convertible note conversions.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	875,000
2025	1,459,400
2026	-
2027	1,991,100
2028	-
Thereafter	-

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	1,991,100	8%	2027	-	1,991,100	1,991,100	16,575
Notes Payable	1,750,000	10%	2024-2025	875,000	875,000	1,750,000	17,013
Notes Payable - Related Party	584,400	10%	2025	-	584,400	584,400	5,681
Total				**875,000**	**3,450,500**	**4,325,500**	**39,269**

NOTE 6 – EQUITY

The Company is a limited liability company with two classes of units including Class A and Class B units. As of December 31, 2023, the Company had issued 45,000,000 Class A units to each of the co-founders (Paul Freedman and Bryan Carmel) for nominal consideration. There were no Class B units issued or outstanding as of December 31st, 2023.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 19, 2024, the date these financial statements were available to be issued.

On August 13, 2024, the Oakland Ballers Baseball Club, LLC completed a divisive merger, splitting into Oakland Ballers Baseball Club, LLC and the Yolo High Wheelers Baseball Club, LLC (the "Yolo Entity"); assigning I.P related to the Yolo High Wheelers to the Yolo Entity and retaining all other assets at Oakland Ballers Baseball Club, LLC. The Company is a continuation solely of the divisional entity, Oakland Ballers Baseball Club, LLC. Oakland Ballers Baseball Club, Inc. is a Delaware corporation, incorporated on August 15, 2024. The Company is the successor of Oakland Ballers Baseball Club, LLC, a limited liability company, formed on September 18, 2023. As part of this merger, the Class A Units were exchanged for identical common shares. The convertible notes were converted into Series Seed Preferred Units, which were then exchanged for Series Seed Preferred Shares.

The Company entered into a concession's agreement by and between the Company and Oakland Chapter LLC dated May 20, 2024 (the "Concession Agreement") which engaged Oakland Chapter LLC to sell concessions, including alcoholic beverages, at Raimondi Park during Oakland Ballers games. The Company has indemnified the service provider for any third-party action, suit, proceeding, or claim that (a) arises out of or is in any way connected with the performance of the service provider under the Concession Agreement, except to the extent such claims result directly from the willful misconduct or gross negligence of the Provider, or (b) arises out of Company's gross negligence, fraud, or willful misconduct. The vendor provides a waiver of subrogation for Workers Comp in favor of the Company and its respective officers, employees and agents The Company can terminate the Concession Agreement if certain revenue targets are not met or by paying a buyout amount, the greater of $50,000 or 3% of Company's gross revenue from the first year of the Concession Agreement. The Concession Agreement has agreed to devote certain amounts paid to it by the Company back to the Company as a sponsorship fee, all of which is contingent on revenue generation.

The Company entered into a license agreement by and between the Company and the City of Oakland with respect to 1689 20th Street, Oakland, CA 94607 (Raimondi Park) dated May 3, 2024 (the "Ballpark Agreement") whereby the Company agreed to provide approximately $1.6 million in improvements (specifically the building of a baseball field and facilities) to Raimondi Park, in Oakland, California, in exchange for a right of entry from April 30, 2024 to April 29, 2025. The Company must pay approximately $3,200 in recurring fees to the City of Oakland for the continued use of a designated part of Raimondi Park during the term. The licensor may terminate the Ballpark Agreement unilaterally if the event of a default or for any reason or for no reason, upon thirty (30) days' written notice to the Company any time after completion of certain home games. The Company is responsible for all security and maintenance associated with the baseball facilities in Raimondi Park pursuant to the Ballpark Agreement. In the event of damage or condemnation, the licensor shall not have any obligation to the Company under any circumstances to repair any damage to Raimondi Park or to rebuild any structures. In the event of a dispute, the prevailing party shall be entitled to recover reasonable attorney's fees in addition to other costs and fees from the other party. The Company is required to provide general and specific insurance for the benefit of Oakland, California. Renewal of the Ballpark Agreement is not guaranteed and requires government approval. The Company has also agreed to provide Oakland certain in kind benefits as part of the Ballpark Agreement, such as conducting youth baseball clinics, hiring former employees of the Oakland Coliseum displaced by Oakland's loss of the Oakland Athletics Professional baseball team.

The Company entered into an Agreement for Right of Entry between the Company and the City of Oakland with respect to 1689 20th Street, Oakland, CA 94607 (Raimondi Park) dated April 12, 2024.

The Company entered into that an Agreement for Right of Entry between the Company and the City of Oakland with respect to 1707 Wood Street, Oakland, CA 94607 dated May 16, 2024, whereby overflow parking facilities for Raimondi Park were secured.

The Company entered into a Standard Form of Agreement Between Owner and Design-Builder – Cost Plus Fee with an Option for a Guaranteed Maximum Price agreement with McGuire and Hester with respect to Raimondi Park as of April 10, 2024. The Company agreed to pay to the counterparty approximately $58,000 per month 16.20% of the cost of work for construction services, with an approximate total cost of $2,000,000 over the lifetime of the contract.

The Company entered into a certain license agreement by and between the Company and the Regents of the University of California, dated May 13, 2024 (the "Yolo Facilities Agreement") whereby the Company secured a license to use an intercollegiate baseball stadium, lock rooms, office space, gym and related facilities, for the Yolo High Wheelers. The Company is in the process of negotiating an amendment or novation of the Yolo Facilities Agreement to assign it to the Yolo Entity, a failure to may result in its termination. Pursuant to the Yolo Facilities Agreement, the Company must pay a licensing fee of $612,000 in five annual installments; $120,000 per year for years 2024, 2025, and 2026 of the License, and $126,000 per year for years 2027 and 2028. Additionally, the Company must pay a recurring locker room fee and reimburse the counterparty for certain maintenance expenses. The Company has agreed to indemnify the counterparty as well as secure certain insurance related to the Yolo Facilities Agreement.

The Company entered into a consulting agreement as of October 1, 2023, by and between the Company and Get What You Pay For LLC (the "Consulting Agreement"). Pursuant to the Consulting Agreement, the consultant developed the Oakland Baller's logos, uniforms and brand identity. The consultant was paid a fixed fee for these services, holds

a 10% of royalty right (net of any distribution and manufacturing costs or other similar costs incurred by the Company) for the sale of primary uniforms, capped at $100,000, and holds a 10% of royalty right (net of any distribution and manufacturing costs or other similar costs incurred by the Company) for the sale of alternative uniforms, capped at $100,000. The Company intends to make an equity award to the consultant. The consultant assigned all intellectual property rights associated with their services to the Company.

The founder, President, CEO, Secretary, Treasurer and director total money lent to the Company increased to $4,000,000, with up to $5,000,000 in total to the Company on a demand note. The liability accrues interest at 10% and has a maturity date in 2025.

In November of 2023, the Company's predecessor bought the share of the Pioneer Baseball League which entitles the Issuer to operate the Yolo High Wheelers, the Issuer assigned this right to the Yolo Entity. The Issuer's predecessor bought such share with a secured promissory note for $1,750,000 which was personally guaranteed by the founder, President, CEO, Secretary, Treasurer and director.

The Company is party to an intercompany agreement dated August 13, 2024, by and between the Company and the Yolo High Wheelers Baseball Club, LLC, a company under common control, (the "**Intercompany Agreement**") whereby the Company agreed to (i) assign its right to operate the Yolo High Wheelers to the Yolo Entity, including certain player and management contracts, (ii) handle payroll and related administrative matters for the Yolo Entity, (iii) lend up to $2,000,000 to the Yolo Entity, which must be repaid the earlier of one (1) year from the date of the Intercompany Agreement, the termination of the Intercompany Agreement, or the sale of the Twelfth Share, and (iv) allow the Yolo Entity to sell the Twelfth Share *provided* any encumbrance of Twelfth Share is satisfied and all of the Company's transactional costs are covered, allowing the Yolo Entity to retain any profits.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Form of Stock Purchase Agreement
Form of Fan Rights Agreement
Form of Fan Voting Agreement

Oakland Ballers Baseball Club, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, PURCHASERS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "**SEC**"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEBBASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "**INTERMEDIARY**"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PURCHASERS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT HEREIN. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE PURCHASERS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE PURCHASER SHOULD CONSULT THE PURCHASER'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE PURCHASER'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD- LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE PURCHASERS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE PURCHASER LESS THAN THE AMOUNT OF SECURITIES SUCH PURCHASER DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY

OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

OAKLAND BALLERS BASEBALL CLUB, INC.

FAN STOCK PURCHASE AGREEMENT

This Fan Stock Purchase Agreement (this "**Agreement**") is made as of by and among Oakland Ballers Baseball Club, Inc., a Delaware corporation (the "**Company**"), and the undersigned party (the "**Purchaser**," and together with the Company, the "**Parties**"). The Parties hereby agree as follows:

1. **Purchase of Fan Stock**

   1.1. Sale and Issuance of Fan Stock. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing (as defined below) and the Company agrees to sell and issue to the Purchaser at the Closing the number of shares of Fan Stock (the "**Shares**") at a purchase price of $0.17 per Share (the "**Price**") as detailed in Exhibit A (the "**Offering**").

   1.2. Closing. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement, as determined by the Form C filed by the Company with the SEC (as amended (the "**Form C**") (which time and place are designated as the "**Closing**"). The Company and the Purchaser will execute counterpart signature pages to this Agreement, that certain Fan Rights Agreement by and between Company, the Purchaser and other purchasers of the Shares (the "**Fan Rights Agreement**"), attached hereto in the form of Exhibit B, that certain Fan Voting Agreement by and between Company, the Purchaser and other purchasers of the Shares (the "**Fan Voting Agreement**"), attached hereto in the form of Exhibit C, and any other documents required by the Company (this Agreement, the Fan Rights Agreement, the Fan Voting Agreement, and such other documents, the "**Transaction Documents**").

2. **Representations and Warranties of the Company**

   2.1. Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

2.2. <u>Valid Issuance of the Shares</u>. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

2.3. <u>Compliance with Other Instruments</u>. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Certificate of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.4. <u>Compliance with Regulation Crowdfunding</u>. The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation Crowdfunding, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

2.5. <u>Transfer Agent</u>. The Company has, or will shortly after the issuance of this Agreement and the Shares, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Shares.

3. **Representations and Warranties of the Purchaser**

3.1. <u>Purchase for Own Account</u>. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act.

3.2. <u>Access to Information</u>. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, Bylaws, and the Fan Rights Agreement and the Purchaser has had an opportunity to ask questions and receive answers from the Company, via the Intermediary's website, regarding the terms and conditions of the issuance of the Shares.

3.3. <u>Speculative Investment</u>. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.4. <u>Authorization</u>. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5.

3.6. <u>No Public Market</u>. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.7. <u>Exculpation Among Purchasers</u>. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.8. <u>Residence</u>. If the Purchaser is an individual, then the Purchaser resides in the state, county, or other location identified in the address of the Purchaser set forth on <u>Exhibit A</u>; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices

of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.9. Bad Actor. None of the Purchaser, its principals or its affiliates (each a "**Purchaser Party**") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "**Rule 506 Disqualification**").

3.10. Investment Limitations. The Purchaser acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding, promulgated under Section 4(a)(6)(B) of the Securities Act.

3.11. Non U.S. Persons. The Purchaser is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Shares is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Purchaser hereby represents and agrees that if Purchaser's country of residence or other circumstances change such that the above representations are no longer accurate, Purchaser will immediately notify the Company. Purchaser further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Shares to a party subject to U.S. or other applicable sanctions. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its interest in the Shares; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Shares. The Purchaser acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Shares.

3.12.   Pioneer League Persons. Purchaser is not and has no intention to be an employee, contractor or in any event, baseball player, for the Pioneer League or any team, club or division of such (a "**Pioneer League Person**").

3.13.   Oakland Athletics Persons. Purchaser is not and has no intention to become an owner of the Oakland Athletics or any successor or affiliated team, club or division of such (a "**Athletics Person**").

3.14.   Corporate Purchasers. If the Purchaser is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Purchaser of this Agreement is within the power of the Purchaser and has been duly authorized by all necessary actions on the part of the Purchaser; (iii) to the knowledge of the Purchaser, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Purchaser; and (iv) the performance of this Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Purchaser; result in the acceleration of any material indenture or contract to which the Purchaser is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

3.15.   Risk Factors. The Purchaser further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

3.16.   Total Loss. The Purchaser represents that the Purchaser understands the substantial likelihood that the Purchaser will suffer a **TOTAL LOSS** of all capital invested, and that Purchaser is prepared to bear the risk of such total loss.

3.17.   Educational Materials. The Purchaser acknowledges that Purchaser has read the educational materials on the landing page, and has been informed of Purchaser's right to cancel the investment up to 48-hours prior to the Offering Deadline (as defined and qualified by the Form C and related Offering Materials); however, once the Subscription Agreement is accepted by the Company there is no cancelation right.

3.18.   Promoters. The Purchaser acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes

the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of a Company that engages in promotional activities on behalf of the Company.

3.19.   Compensation. The Purchaser acknowledges that Purchaser has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Offering and the manner in which it is received.

4. Transfer Restrictions.

4.1.   General Transfer Restrictions. The Shares may not be transferred, sold or otherwise hypothecated unless in compliance with Regulation Crowdfunding.

4.2.   Legend.   The Purchaser understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing the Shares and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Purchaser and the Company or any agreement between the Purchaser and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

4.3.   Transfer Restrictions Imposed by the Company. Purchaser may not transfer the Shares to:

4.3.1.   any Pioneer League Person; or

4.3.2.   any Athletics Person.

4.4. Compulsory Repurchase or Transfer. If Purchaser becomes a Pioneer League Person or Athletics Person, they must promptly (i) inform the Company and either (ii) sell the Shares (a) back to the Company at the original Price or (ii) to a third-party who is not otherwise a Pioneer League Person or Athletics Person. Nothing herein shall relieve the Purchaser from its obligations to comply with the other provisions of this Section 4.

4.5. "Market Stand-Off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, each Purchaser shall not sell or otherwise transfer or dispose of any Shares (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 4.5 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 4.5, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 4.5 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Purchaser shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5. **Miscellaneous**

5.1. <u>Successors and Assigns</u>. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.2. <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.3. <u>Counterparts</u>. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4. <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.5. <u>Notices</u>. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent to the email noted on the signature page to this Agreement, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

5.6. <u>Dispute Resolution</u>. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by Judicial Arbitration and Mediation Services, Inc. ("**JAMS**"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by JAMS. The arbitration shall take place in Oakland, California in accordance with the JAMS rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the

arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

5.7. <u>Attorneys' Fees</u>. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

5.8. <u>Amendments and Waivers</u>. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

5.9. <u>Severability</u>. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

5.10. <u>Delays or Omissions</u>. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to

the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.11.   <u>Entire Agreement</u>. This Agreement (including the Exhibits hereto), the Articles of Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

5.12.   <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

5.13.   <u>Tax</u>.   The Parties acknowledge and agree that for United States federal and state income tax purposes the Shares are, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Agreement and the Shares issuable therefrom consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

[Remainder of Page Intentionally Left Blank]

Oakland Ballers Baseball Club, Inc.
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Fan Stock of Oakland Ballers Baseball Club, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Fan Stock**
	Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**

If the Subscriber is individual:

If the Subscriber is not an individual:

By:
(Authorized Signature)

☐ Individual
☐ Joint Tenant
☐ Tenants in Common
☐ Community Property

(Official Capacity or Title, if the Subscriber is not an individual)

If interests are to be jointly held:

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

Name of the Joint Subscriber:
Social Security Number of the Joint Subscriber:
Check this box if the securities will be held in a custodial account: ☐

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Type of account:
EIN of account:
Address of account provider:

Taxpayer Identification Number

(Telephone Number)
(Offline Investor)
(E-Mail Address)

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Oakland Ballers Baseball Club, Inc.

By:

Authorized Signing Officer

EXHIBIT A

PURCHASER INFORMATION

Purchaser	Number of Fan Shares of Stock	Aggregate Purchase Price

FAN RIGHTS AGREEMENT

THIS FAN RIGHTS AGREEMENT (this "**Agreement**"), is made as of by and among Oakland Ballers Baseball Club, Inc., a Delaware corporation (the "**Company**"), and the Investors (as defined below).

RECITALS

WHEREAS, the Company and each of the Investors hereto are parties to that certain Fan Stock Purchase Agreement of even date herewith (the "**Purchase Agreement**"); and

WHEREAS, in order to induce the Company to enter into the Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to undertake or not undertake certain activities, and to receive certain information from the Company, and shall govern certain other matters as set forth in this Agreement;]

NOW, THEREFORE, the parties agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

1.2 "**Baseball Team**" means the Oakland Ballers, a member of the Pioneer League, or such successor team or league, as applicable.

1.3 "**Board of Directors**" means the board of directors of the Company.

1.4 "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.5 "**Common Stock**" means shares of the Company's common stock, par value $0.0001 per share, whether such common stock is voting or non-voting.

1.6 "**Deemed Liquidation Event**" shall have the meaning ascribed to it in the Company's Amended and Restated Certificate of Incorporation, as in effect on the date of this Agreement and regardless of the date on which such event occurs.

1.7 "**Fan Director**" means any director of the Company that the holders of record of the Fan Stock are entitled to elect, exclusively and as a separate class, pursuant to the Certificate of Incorporation.

1.8 "**Holder**" means any holder of capital stock who is a party to this Agreement.

1.9 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

1.10 "**Investors**" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 3.1, and each person who hereafter becomes a party to this Agreement pursuant to Section 3.8.

1.11 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

1.12 "**Requisite Fan Director Vote**" means the approval of the Board of Directors, including the Fan Directors then seated.

1.13 "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A)

designated on a sanctioned parties list administered by the United States, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK's Consolidated Sanctions List] (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

1.14 "**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States.

1.15 "**SEC**" means the Securities and Exchange Commission.

1.16 "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2. Information and Observer Rights.

2.1 Delivery of Financial Statements. The Company shall deliver to the Fan Director:

(a) as soon as practicable, but in any event within 180 days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year and (ii) statements of income and of cash flows for such year; and

(b) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as the Fan Director may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 2.1(b) to provide information (i) that the Company reasonably determines in good faith to be a trade secret or similar highly confidential information; or (ii) the disclosure of which would reasonably be expected to adversely affect the attorney- client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

2.2 Termination of Information and Observer Rights . The covenants set forth in Sections 2.1, and 2.2 shall terminate and be of no further force or effect (i) at such time 250 persons or less hold shares of the Company's Common Stock originally issued via the Purchase Agreement or (ii) upon the closing of a Deemed Liquidation Event, whichever event occurs first.

2.3 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 2.3 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; or (ii) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

2.4 Waiver of Statutory Information Rights.

(a) Each Investor hereby acknowledges and agrees that, such Investor shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Investor and all beneficial owners of the shares of Common Stock owned by such Investor (a "**Beneficial Owner**"), waived, and does hereby so waive, any rights such Investor or a Beneficial Owner might otherwise have had under Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in such Investor's capacity as a stockholder and does not affect any other information and inspection rights such Investor may expressly have

pursuant to Sections 2.1 or 2.4(b) of this Agreement. Each Investor hereby further warrants and represents that such Investor has reviewed this waiver with its legal counsel, and that such Investor knowingly and voluntarily waives its rights as a stockholder otherwise provided by Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law).

(b) Within 15 days after request by any Investor (but no more frequently than once per each quarter of each fiscal year of the Company), the Company shall deliver to such requesting Investor a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, in sufficient detail as to permit the relevant Investors to calculate its respective percentage equity ownership in the Company.

(c) Nothing herein shall affect an Investors' information rights as provided by Regulation Crowdfunding, as promulgated under the Securities Act.

3. Sect Miscellaneous.

3.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Fan Stock that (i) is an Affiliate of a Holder; or (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the

name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement and (z) such assignee is not a Sanctioned Party.

3.2 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

3.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

3.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

3.5 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified;
(ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or
(iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on the Purchase Agreement, or (as to the Company) to the address set forth on the signature page hereto, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 3.5. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Michael Glaser, Morrison Foerster, 425 Market St, San Francisco, CA 94105.

(b) Consent to Electronic Notice. Each party to this Agreement consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such party's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice

shall be ineffective and deemed to not have been given. Each party to this Agreement agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

3.6 <u>Amendments and Waivers</u>. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the shares of Fan Stock then outstanding. Severability. In case any provision contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal,

or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

3.7 <u>Aggregation of Stock; Apportionment</u>. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

3.8 <u>Additional Investors</u>. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Fan Stock after the date hereof, pursuant to the Purchase Agreement, any purchaser of such shares of Fan Stock may become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

3.9 <u>Entire Agreement</u>. This Agreement (including the Exhibits and Schedules hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

3.10 <u>Dispute Resolution</u>. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by Judicial Arbitration and Mediation Services, Inc. ("**JAMS**"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by JAMS. The arbitration shall take place in Oakland, California in accordance with the JAMS rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to the issues to be arbitrated, (b) depositions of all party witnesses, and

(c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Southern California or any court of the State of California having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL- ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY

EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH

PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

      3.11 <u>Costs of Enforcement</u>. The prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

      3.12 <u>Delays or Omissions</u>. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

(Signature Page Follows)

Exhibit C

IN WITNESS WHEREOF, the parties have executed this Fan Rights Agreement as of the date first written above.

COMPANY:

OAKLAND BALLERS
BASEBALL CLUB, INC.

By:

Name: Paul Freedman

Title: CEO

Address: 827 Broadway, Suite 200C
Oakland, CA 94607

Email:

INVESTORS:

By:

Name:

Title:

<u>SCHEDULE A</u>

INVESTORS

As maintained by the Company and its transfer agent DealMaker Transfer Agent LLC O/A DealMaker Shareholder Services.

FAN VOTING AGREEMENT

THIS FAN VOTING AGREEMENT (this "**Agreement**") is made as of _____, by and among Oakland Ballers Baseball Club, Inc., a Delaware corporation (the "**Company**"), the Investors (as defined below) and the Key Holders (as defined below).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, the Company and the Investors are entering into a Fan Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Fan Stock (as defined below) and in connection with that agreement the parties desire to provide the Investors with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement.

NOW, THEREFORE, the parties agree as follows:

1.   Voting Provisions Regarding the Board.

    1.1   Definitions. For purposes of this Agreement:

        (a)   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

        (b)   "**Investors**" means the persons named on Schedule A hereto, each person who hereafter becomes a party to this Agreement pursuant to Section 7.1(a) and each person to whom the rights of an Investor are assigned pursuant to Section 7.2.

        (c)   "**Fan Director**" means that person elected by the Fan Stockholders to the Board of Directors.

        (d)   "**Key Holders**" means the persons named on Schedule B hereto and each person to whom the rights of a Key Holder are assigned pursuant to Section 7.2.

        (e)   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

        (f)   A "**Qualified Key Holder**" is a Key Holder and (i) if an individual, is providing services to the Company as an employee or consultant (excluding service solely as member of the Board) and (ii) if an entity, is owned or controlled by an individual providing services to the Company as an employee or consultant (excluding service solely as member of the Board).

        (g)   "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable

Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

(h)   "**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States.

(i)   "**Series Seed Preferred Stock**" means those shares of the Company issued as Series Seed Preferred Stock.

(j)   "**Shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

(k)   "**Stockholders**" means the Investors, the Key Holders, and each other Fan Stockholder of the Company that becomes party to this Agreement that is not an Investor or Key Holder (which other stockholders shall be set forth on Schedule C to this Agreement)].

(l)   Any reference in this Agreement to "**vote**" or "**voting**" or similar language shall include, without limitation, action by written consent of the stockholders.

1.2   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a)   As a Fan Director: one person designated from time to time by the majority holders of the Fan Stock, voting as a separate class, for so long as more than 50% of the originally issued Fan Stock remains outstanding, which shall initially be vacant;

(b)   As a Series Seed Director: one person designated from time to time by the holders of the Series Seed Preferred Stock, for so long as more than 50% of the originally issued Series Seed Preferred Stock remains outstanding;

(c)   As a Common Director, one individual who is designated by Qualified Key Holders holding a majority of the shares of Common Stock held by Qualified Key Holders for so long as any Qualified Key Holder holds any shares of Common Stock; and

(d)   As a Common Director, Bryan Carmel, for so long as such director remains an employee or consultant (excluding service solely as member of the Board) of the Company, except that if such director resigns or is unable to serve, then one individual who is designated by Qualified Key Holders holding a majority of the shares of Common Stock held by Qualified Key Holders for so long as any Qualified Key Holder holds any shares of Common Stock; and

(e)   As the other Common Director, the Company's Chief Executive Officer (the "**CEO Director**"), who as of the date of this Agreement is Paul Freedman provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer from the Board if such person has not resigned from the position of CEO Director; and (ii) to elect the then- current Chief Executive Officer of the Company to serve as the new CEO Director.

For clarity, to the extent that the election of a Director pursuant to any of foregoing clauses (a) through (c) above shall not be applicable, or shall cause the Company to violate applicable Sanctions, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

1.3   Failure to Designate a Director Candidate; Vacancies. In the absence of any designation from the Person(s) with the right to designate a director as specified above, the individual then serving in such director position shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until filled as provided above. Similarly, in the absence of the requisite approval of the Board and/or the Company's stockholders, as applicable, of an individual to serve as a director as specified above, the individual then serving in such director position shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until filled as provided above. Any vacancies created by the resignation, removal or death of a director elected pursuant to Section 1.2 shall be filled only pursuant to the provisions of this Section 1.3.

1.4   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   a director elected or serving pursuant to Section 1.2, or reelected pursuant to Section 1.3, shall be promptly removed from office upon the occurrence of any of the following: (i) written request of any Person(s) who would be entitled to designate a replacement for such director pursuant to Section 1.2 to remove such director; (ii) written request of stockholders that hold the requisite votes to approve a replacement for such director pursuant to Section 1.2 to remove such director; (iii) if such director is no longer entitled or eligible to occupy such Board seat pursuant to the applicable conditions of Section 1.2; or (iv) either the Director or the Person or Entity entitled to designate the Director is a Sanctioned Party;

(b)   no director elected or serving pursuant to Section 1.2, or reelected pursuant to Section 1.3, may be removed from office other than for cause unless (i) such removal is made in accordance with Section 1.4(a); or (ii) the applicable subsection of Section 1.2 is no longer in effect pursuant to its terms.

1.5   Stockholder Action. All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees to call a special meeting of stockholders for the purpose of electing, removing or replacing directors upon the written request of (i) any Person entitled to designate a director or (ii) the holders of the requisite number of shares of capital stock entitled to approve a director candidate pursuant to Section 1.2.

1.6   No Liability for Election of Designated or Approved Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating or approving a person for election as a director for any act or omission by such designated or approved person in such person's capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2.   Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be

sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.   Drag-Along Right.

    3.1   Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**," as defined in the Restated Certificate.

    3.2   Actions to be Taken. In the event that (i) the holders of a majority of the then outstanding shares of Common Stock held by Qualified Key Holders (the "**Electing Holders**") and (ii) the Board; approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company hereby agree:

        (a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and approve, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and the related definitive agreement(s) pursuant to which the Sale of the Company is to be consummated and to vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Sale of the Company;

        (b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company;

        (c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, (i) executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, any reasonably customary release agreement in the capacity of a securityholder, termination of investment related documents, accredited investor forms, documents evidencing the removal of board designees as power of attorneys or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents and (ii) providing any information reasonably necessary for any public filings with the Securities and Exchange Commission in connection with the Sale of the Company;

        (d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

        (e)   to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing, joining or participating in any way (including, without limitation, as a member of a class in any action, suit or proceeding challenging the Sale of the Company, this

Agreement, consummation of the transactions contemplated in connection with the Sale of the Company or this Agreement, without limitation, (x) challenging the validity of, or seeking to enjoin the operation of, or the definitive agreement(s) with respect to such Sale of the Company or (y) alleging a breach of any fiduciary duty of the Selling Investors or any Affiliate or associate thereof, directors of the Company or the acquirer(s)] (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the Sale of the Company or any action taken thereby with respect to such Sale of the Company;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law
(x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, or willful misconduct.

3.3   Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and
(iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement (including the Company's or such Stockholder's organizational documents) to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b)   such Stockholder is not required to agree (unless such Stockholder is a Company officer, director, or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c)   such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d)   the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders); and

(e)   liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale in such person's capacity as a stockholder of the Company, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder.

3.4   <u>Effect of Sanctioned Party Status</u>. For clarity, if any Stockholder is a Sanctioned Party, such Stockholder will not be required to take any action described in <u>Section 3.2</u>, and will not be entitled to receive any benefit described in <u>Section 3.3</u>, if such action would cause the Company or any other party to violate applicable Sanctions. The Shares held by such Stockholders shall be disregarded for the purpose of calculating any voting threshold set forth in this Agreement.

4.   <u>Remedies.</u>

4.1   <u>Covenants of the Company</u>. In addition to its obligations pursuant to Section 1.5 above, the Company covenants and agrees to call a special meeting of stockholders for the purposes of (a) increasing the number of authorized shares of Common Stock as contemplated by Section 2, upon the written request of any holder of Preferred Stock, and (b) approving a Sale of the Company, upon the written request of the Selling Investors in accordance with <u>Section 3.3</u>.

4.2   <u>Irrevocable Proxy and Power of Attorney</u>. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company and the Chairperson of the Board (each, a "**Proxyholder**"), and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the composition of the Board, votes to increase authorized shares and votes regarding any Sale of the Company, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote within five business days after request by the Company, (ii) is prohibited from voting due to Sanctions or other applicable laws, or (iii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election or removal of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in

accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize each Proxyholder to execute and deliver any documentation required by this Agreement on behalf of any party failing to do so within five business days after request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction; provided that no party that is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended, shall have the right to enforce against any Stockholder any provisions of this Agreement that (a) requires a Stockholder to vote for or against any matter or (b) restricts or conditions the ability of a Stockholder to transfer its Shares. Each party to this Agreement agrees to use commercially reasonable efforts to cooperate in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance.

4.4   Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.   "Bad Actor" and Sanctioned Party Matters.

5.1   Definitions. For purposes of this Agreement:

(a)   "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b)   "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or
(iii) or (d)(3) is applicable.

(c)   "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act or any event which results in a director designee becoming a Sanctioned Party.

(d)   "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2   Representations.

(a)   Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or, to such Person's knowledge, any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b)   The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable.

5.3   Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1.2, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6.   Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the termination of this Agreement in accordance with Section 7.8 below.

7.   Miscellaneous.

7.1   Additional Parties.

(a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. Each such Person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement. The Company shall amend Schedule A to include such purchaser as an Investor and Stockholder, but failure to update Schedule A shall not negate such Investor's rights and obligations pursuant to this Agreement.

(b)   In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person, then the

Company shall require such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and, if applicable, a Key Holder. Each such Person shall thereafter be deemed a Stockholder and, if applicable, a Key Holder for all purposes under this Agreement. The Company shall amend Schedule B to include such purchaser as a Key Holder, if applicable, and shall amend Schedule C to include such purchaser as a Stockholder, but failure to update Schedule B shall not negate such Stockholder's rights and obligations pursuant to this Agreement.

7.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering a counterpart signature page in this Agreement, agreeing to be bound by and subject to the terms of this Agreement in the same capacity as the transferor. Upon the execution and delivery of a counterpart signature page to this Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 7.12. The Company shall amend the applicable Schedules to include such transferee as an Investor, Key Holder, and/or Stockholder, as applicable, but the Company's failure to update the Schedules to this Agreement shall not negate such Stockholder's rights and obligations pursuant to this Agreement.

7.3   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties; provided, however, that the rights to designate members of the Board in Sections 1.2(a)-(b) are nontransferable (and shall not be binding upon or inure to the benefit of successors and assigns) other than pursuant to an amendment effected in accordance with Section 7.8 below. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7   Notices.

(a)   General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the

party to be notified,

(b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the Schedules to this Agreement, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case, to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Michael Glaser, Morrison Foerster, 425 Market St, San Francisco, CA 94105.

(b) <u>Consent to Electronic Notice</u>. Each Stockholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Stockholder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 <u>Consent Required to Amend, Modify, Terminate or Waive</u>. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Qualified Key Holders holding 51% of the Shares then held by the Qualified Key Holders; and (c) the holders of at least 51% of the shares of Fan Stock then held by the Investors (voting together as a single class); <u>provided</u> that Shares held by a Sanctioned Party shall be disregarded for the purpose of the calculating the percentages set forth in this section. Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) this Agreement may be terminated automatically at the discretion of the Board if less than 250 persons hold Fan Stock;

(c) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(d) the Schedules to this Agreement may be amended by the Company from time to time in accordance with Sections 7.1 and 7.2 without the consent of the other parties hereto; and

(e) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Certificate and other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

7.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"The Shares REPRESENTED hereby are subject to a Voting Agreement, AS MAY BE AMENDED FROM TIME TO TIME (a copy of which may be obtained upon written request from the Company), and by accepting any interest in such Shares the person accepting such interest shall be deemed to agree to and shall become bound by all the provisions of that Voting Agreement, including certain restrictions on transfer and ownership set forth therein."

The Company, by its execution of this Agreement, agrees that it will cause the certificates, instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13   Stock Splits, Dividends and Recapitalizations. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization,

reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 7.12.

7.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16   Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by Judicial Arbitration and Mediation Services, Inc. ("**JAMS**"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by JAMS. The arbitration shall take place in Oakland, California in accordance with the JAMS rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Southern California or any court of the State of California having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL- ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17   Costs of Enforcement. The prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

7.18   <u>Aggregation of Stock</u>. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Fan Voting Agreement as of the date first written above.

COMPANY:

OAKLAND BALLERS BASEBALL CLUB, INC.

By:

Name: Paul Freedman

Title: CEO

Address: 827 Broadway, Suite 200C
Oakland, CA 94607

Email:

KEY HOLDERS:

PAUL FREEDMAN

Signature:

KEY HOLDERS:

BRYAN CARMEL

Signature:

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

Signature:

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                              By:

                                                                   (Signature)

                                                              Name of Signing Officer (if Entity):

                                                              Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Oakland Ballers Baseball Club, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Oakland Ballers Baseball Club, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT C

Charter and Bylaws

Delaware

The First State

   I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "OAKLAND

BALLERS BASEBALL CLUB, INC." FILED IN THIS OFFICE ON THE

FIFTEENTH DAY OF AUGUST, A.D. 2024, AT 2:49 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



2376949   8100V

SR# 20243429712

Authentication: 204174753

Date: 08-15-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:49 PM 08/15/2024
FILED 02:49 PM 08/15/2024
SR 20243429712 - File Number 2376949

OAKLAND BALLERS BASEBALL CLUB, INC.

CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Oakland Ballers Baseball Club, Inc. (the "*Corporation*").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III: DEFINITIONS.

As used in this Certificate of Incorporation (the "*Certificate*"), the following terms have the meanings set forth below:

"*Board Composition*" means that (a) for so long as at least 50% percent of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect one (1) director of the Corporation (the "*Series Seed Director*"), (b) for so long there are at least 250 holders of Fan Stock, the holders of record of the shares of Fan Stock exclusively and as a separate class, are entitled to elect one (1) director of the Corporation, and (c) the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"*Original Issue Price*" means $0.11111 per share for the Series Seed-1 Preferred Stock and $0.06667 per share for the Series Seed-2 Preferred Stock, as applicable.

"*Requisite Holders*" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 155,970,843, consisting of (a) 108,538,260 shares of Common Stock, $0.00001 par value per share (the "*Common Stock*"), of which 29,411,764 shares are designated Fan Stock,

$0.00001 par value per share (the "***Fan Stock***") and (b) 47,432,583 shares of Preferred Stock, $0.00001 par value per share (the "***Preferred Stock***"), of which 17,550,940 shares are designated Series Seed-1 Preferred Stock, $0.00001 par value per share (the "***Series Seed-1 Preferred Stock***") and 29,881,643 shares are designated Series Seed-2 Preferred Stock, $0.00001 par value per share (the "***Series Seed-2 Preferred Stock***" together with the Series Seed-1 Preferred Stock, the "***Series Seed Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

      1.   **General.**   The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate.

      2.   **Voting.**   The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   FAN STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Fan Stock. For the avoidance of doubt, Fan Stock shall be considered Common Stock in all other respects.

      1.   **General.**   The voting, dividend and liquidation rights of the holders of the Fan Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate.

      2.   **Voting.**   The holders of the Fan Stock are entitled to one vote for each share of Fan Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Fan Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. <u>Fan Stock Protective Provisions</u>. At any time when there are at least 250 holders of Fan Stock, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of a majority of the holders of the Fan Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

        1.1   liquidate, dissolve, or wind up the affairs of the Corporation;

        1.2   move the location of the Baseball Team operated by the Corporation more than twenty (20) miles from the city of Oakland, California;

        1.3   hire or fire the head of baseball operations (or equivalent) of the Baseball Team; or

        1.4   amend, alter, or repeal any provision of the Corporation's governance documents in a manner that may adversely affect the rights of the Fan Stockholders.

C.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part C of this Article V refer to sections of this Part C.

1.   <u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.</u>

        1.1   <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition.   Each of the following events is a "*Deemed Liquidation Event*" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed.   The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. **Voting.**

        2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

        2.2   Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

        2.3   Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

                (a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

                (b)   increase or decrease the authorized number of shares of any class or series of capital stock;

                (c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

                (d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the

Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

      (e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

      (f)   increase or decrease the number of directors of the Corporation;

      (g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

    3.   **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

    3.1   Right to Convert.

    3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate.

    3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

    3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

    3.3   Mechanics of Conversion.

    3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or

certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 <u>Reservation of Shares</u>. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Certificate shall no longer be deemed to be

outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

          3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

          3.4 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

          3.5 <u>Adjustment for Certain Dividends and Distributions</u>. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

          (a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

          (b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion

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Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly

as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the

certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such

dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "*Excluded Opportunity*" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "*Covered Person*"), unless such matter,

transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE XI

The Incorporator of the Corporation is Paul Freedman. The address of the Incorporator is:

827 Broadway
Suite 200C
Oakland, CA 94607

*   *   *   *   *

The undersigned hereby further declares and certifies that the facts set forth in the foregoing certificate are true and correct to the knowledge of the undersigned, and that this certificate is the act and deed of the undersigned.

Executed as of August 15, 2024.

DocuSigned by:

By: ______________________
ADE206E33F0D495...

Name: Paul Freedman

Title: Sole Incorporator

BYLAWS

OF

OAKLAND BALLERS BASEBALL CLUB, INC.

TABLE OF CONTENTS

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TABLE OF CONTENTS

(continued)

Page

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BYLAWS
OF
OAKLAND BALLERS BASEBALL CLUB, INC.

ARTICLE 1
CORPORATE OFFICES

1.1 **Registered Office.**

The address of the registered office of the corporation in the State of Delaware will be at the location originally designated upon formation of the corporation or at a location otherwise designated by the Board of Directors. The corporation's registered agent will be the agent originally designated upon formation of the corporation or an agent otherwise designated by the Board of Directors.

1.2 **Other Offices.**

The corporation may also have offices in such other places, either within or without the State of Delaware, as the Board of Directors or principal executive officer from time to time may designate or the business of the corporation may from time to time require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

2.1 **Place of Meetings.**

Meetings of stockholders will be held at any place within or outside the State of Delaware designated by the Board of Directors. In the absence of any such designation, stockholders' meetings will be held at the principal executive office of the corporation. Alternatively, the Board of Directors may, in its sole discretion, determine that the meeting will not be held at any place, but will instead be held solely by means of remote communication as and to the extent permitted under Section 211 of the General Corporation Law of the State of Delaware, as amended from time to time (the "**DGCL**").

2.2 **Annual Meeting.**

The annual meeting of stockholders will be held on such date and at such time as may be designated by the Board of Directors. At the meeting, stockholders will elect directors and transact any other business as may be properly brought before the meeting.

2.3 **Special Meeting.**

Except as required by applicable law, special meetings of stockholders may be called only by the chairperson of the Board of Directors, the president or the secretary, or pursuant to a

sf-6090496

resolution adopted by the Board of Directors, and may not be called by any other person or persons. The only business which may be conducted at a special meeting of stockholders will be the matter or matters set forth in the notice of such meeting.

2.4   Notice of Stockholders' Meetings.

Except as may be otherwise provided in the Certificate of Incorporation or required by law, all notices of meetings of the stockholders will be in writing and will be sent or otherwise given in accordance with Section 2.5 not fewer than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice will specify the place (if any), date and hour of the meeting, the means of remote communication (if any), by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5   Manner of Giving Notice; Affidavit of Notice.

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at the address of such stockholder as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders under the DGCL, the Certificate of Incorporation, these Bylaws or otherwise may be given by a form of electronic transmission that satisfies the requirements of Section 232 of the DGCL.

An affidavit of the secretary, an assistant secretary, the transfer agent or other agent of the corporation that the notice has been given will, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6   Validation of Meetings; Waiver of Notice; Consent.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver thereof signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, will be deemed equivalent to notice. Attendance of a person at a meeting will constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting and does object, at the beginning of the meeting or upon arrival of such person, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission, unless so required by the Certificate of Incorporation.

2.7   Quorum.

The holders of a majority in voting power of the shares of the corporation entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business, except as otherwise provided by the DGCL or by the Certificate of Incorporation, *provided, however, that* where a separate vote by a class or series or classes or series

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is required, holders of a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, will constitute a quorum with respect to that vote on that matter. If, however, such quorum is not present or represented at any meeting of the stockholders, then the stockholders entitled to vote thereat, present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. Once a share is represented for any purpose at a meeting other than solely to object to holding the meeting or transacting business, it will be deemed present for the remainder of the meeting and any adjournment (unless a new record date is or must be set for the adjourned meeting), notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.8 Adjourned Meeting; Notice.

The chairperson of the meeting or the holders of a majority of the voting power of the shares present at such meeting, in person or by proxy, may in their discretion adjourn the meeting from time to time, whether or not there is such a quorum. When a meeting is adjourned, notice need not be given of the adjourned meeting if the time and place (if any) thereof, and the means of remote communications (if any), by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken, *provided that*, if the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting.

2.9 Voting.

The stockholders entitled to vote at any meeting of stockholders will be determined in accordance with the provisions of Section 2.10, subject to the provisions of Sections 217 and 218 of the DGCL (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the Certificate of Incorporation or by the DGCL, (a) each stockholder present in person or by proxy at the meeting will be entitled to one vote for each share of capital stock held by such stockholder, (b) directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors, and (c) every matter other than the election of directors will be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock entitled to vote on the matter that are present in person or represented by proxy at the meeting.

2.10 Stockholder Action by Written Consent Without a Meeting.

Unless otherwise provided in the Certificate of Incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a

meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

No written consent will be effective to take the corporate action referred to in such consent unless written consents signed by the requisite number of stockholders required to take the action are delivered to the corporation within 60 days of the earliest dated consent delivered to the corporation in the manner required by this Section 2.10. An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, will be deemed to be written, signed and dated for purposes of this Section to the extent permitted by Section 228(d)(1) of the DGCL. Delivery to the corporation must be by delivery to its registered office in the State of Delaware, principal place of business or secretary or assistant secretary, if any, and, except for deliveries to the corporation's registered office in the State of Delaware, may be by electronic transmission to the extent permitted by Section 228 of the DGCL, including to the extent and in the manner provided by resolution of the Board of Directors. Any such consent will be included in the minute book as if it were the minutes of a meeting of the stockholders.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent will be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation.

2.11   **Record Date for Stockholder Notice, Voting or Giving Consents.**

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, entitled to express consent to an action in writing without a meeting, entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date. Such record date may not (a) precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, (b) be more than 60 or fewer than 10 days before the date of such meeting, (c) be more than 10 days after the date upon which the resolution fixing the record date for an action by written consent in lieu of a meeting is adopted by the Board of Directors, or (d) be more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(i)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

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(ii)   The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the DGCL, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation; or

(iii)   The record date for determining stockholders for any other purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting, *provided, however, that* the Board of Directors may fix a new record date for the adjourned meeting.

2.12   Proxies.

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by a written proxy or by an electronic transmission indicating such proxy, signed by the stockholder and filed with the secretary of the corporation, but no such proxy may be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy with respect to a specific meeting will entitle the proxy holder to vote at any reconvened meeting following adjournment of such meeting, but will not be valid after the final adjournment of such meeting. A proxy will be deemed signed if the stockholder's name is placed on the proxy or the electronic transmission indicating such proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. A proxy will be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.

2.13   List of Stockholders Entitled to Vote.

The corporation will prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.13 will require the corporation to include electronic mail addresses or other electronic contact information on such list. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting (a) on a reasonably accessible electronic network, *provided that* the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list will be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list will also be open to the examination of any

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stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list will be provided with the notice of the meeting. The stock ledger will be the only evidence as to the identity of the stockholders entitled to examine the list or to vote in person or by proxy at any meeting of stockholders.

2.14 Conduct of Meeting of Stockholders.

The chairperson of the Board of Directors, or in the chairperson's absence, the chief executive officer, or in the absence of the chief executive officer, the secretary, or in the absence of the secretary, any executive vice president, or in the absence of an executive vice president, a chairperson chosen by a majority of the directors present, will act as chairperson of the meetings of the stockholders. The Board of Directors is entitled to make such rules or regulations for the conduct of meetings of stockholders as it may deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairperson of the meeting will have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting, including establishing an agenda or order of business for the meeting; rules and procedures for maintaining order at the meeting and the safety of those present; limitations on participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies and such other persons as the chairperson may permit; restrictions on entry to the meeting after the time fixed for the commencement thereof; limitations on the time allotted to questions or comments by participants; and regulation of the opening and closing of the polls for balloting and matters which are to be voted on by ballot.

ARTICLE 3
DIRECTORS

3.1 Powers.

Subject to the provisions of DGCL and any limitations in the Certificate of Incorporation or these Bylaws relating to actions required to be approved by the stockholders, the business and affairs of the corporation will be managed and all corporate powers will be exercised by or under the direction of the Board of Directors.

3.2 Number of Directors.

The authorized number of directors of the corporation will be determined from time to time by resolution of the Board of Directors.

3.3 Election and Term of Office of Directors.

Except as provided in Section 3.4 in connection with filling vacancies and newly created directorships resulting from any increase in the authorized number of directors, directors will be elected by the stockholders and will hold office until the successor of such director is elected and qualified or until the death, resignation or removal of such director.

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3.4 <u>Resignation, Removal and Vacancies</u>.

Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation. Any such resignation will be effective upon delivery, unless the notice of resignation specifies a future effective date, and unless otherwise specified, the acceptance of such resignation will not be a precondition to its effectiveness. When one or more directors so resign and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, will have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations becomes effective, and each director so chosen will hold office as provided in Section 3.3.

Unless otherwise restricted by the DGCL, by the Certificate of Incorporation or by these Bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; *provided, however, that* if the stockholders of the corporation are entitled to cumulative voting pursuant to applicable law, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board of Directors. Notwithstanding the foregoing, the stockholders may enter into voting agreements that restrict their rights to remove directors or that obligate them to vote to remove directors only as permitted by such agreement.

No reduction of the authorized number of directors will have the effect of removing any director before that director's term of office expires.

Unless otherwise provided in the Certificate of Incorporation, these Bylaws or applicable law:

(i)   Vacancies for any reason and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; or

(ii)   Whenever the holders of any class or series of stock are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or series may, unless otherwise set forth in the Certificate of Incorporation, be filled by a majority of the directors elected by such class or series then in office, by a sole remaining director so elected, or by the stockholders of such class or series at an annual meeting or at a special meeting called by the Board of Directors for that purpose (or by written consent of such stockholders in lieu of such a meeting).

Directors appointed to fill vacancies and newly created directorships will hold office until the successor of such director is elected and qualified or until the death, resignation or removal of such director.

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3.5 <u>Place of Meetings; Meetings by Telephone</u>.

The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee meeting, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting will constitute presence in person at the meeting.

3.6 <u>Regular Meetings</u>.

Regular meetings of the Board of Directors will be held on such dates and at such times and places as the Board of Directors may determine. Such regularly scheduled meetings may be held without further notice to the directors.

3.7 <u>Special Meetings; Notice</u>.

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, the secretary, or any two directors. Special meetings of the Board of Directors will be held upon at least four days' notice by mail or at least 24 hours' notice delivered personally, by telephone (including a voice messaging system or other system or technology designed to record and communicate messages), or by other form of electronic transmission. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. A notice, or waiver of notice, need not specify the purpose of any regular or special meeting of the Board of Directors.

3.8 <u>Quorum; Voting</u>.

A majority of the total authorized directors, or, if one or more vacancies exist on the Board of Directors, a majority of the directors then serving on the Board of Directors, *provided, however, that* such number may be not less than one-third of the total authorized directors, will constitute a quorum for the transaction of business at any meeting of the Board of Directors, except as may otherwise be specifically provided by the DGCL or the Certificate of Incorporation or these Bylaws. The vote of a majority of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors unless the Certificate of Incorporation or these Bylaws requires a vote of a greater number. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A director of the corporation who is present at a meeting of the Board of Directors, or at a meeting of a committee of the Board of Directors, at which any action is taken will be deemed to have assented to the action taken unless (a) the director objects at the beginning of the meeting, or promptly upon the director's arrival, to holding the meeting or transacting any business at such meeting, (b) the director's dissent or abstention from the action taken is entered in the minutes of the meeting, or

(c) the director delivers written notice of the director's dissent or abstention to the presiding officer of the meeting before its adjournment. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

3.9   Waiver of Notice.

Whenever notice is required to be given to a director under any provision of the DGCL or of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, will be deemed equivalent to notice. Without limiting the manner by which such waiver may otherwise be delivered effectively, such waiver will be deemed delivered if made by electronic transmission. Attendance of a director at a meeting will constitute a waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting and does object, at the beginning of the meeting or upon the director's arrival, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or these Bylaws.

3.10   Board Action by Written Consent Without a Meeting.

Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form, and such filing may take place after the action by consent is taken. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, *provided that* such copy, facsimile or other reproduction is a complete reproduction of the entire original writing.


ARTICLE 4
COMMITTEES


4.1   Committees of Directors.

The Board of Directors may designate one or more committees, with each committee to consist of one or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In case of the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the

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resolution of the Board of Directors or in these Bylaws, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, subject to the limitations contained in Section 141(c)(2) of the DGCL.

4.2   **Meetings and Action of Committees.**

Each committee will keep regular minutes of its meetings and report the same to the Board of Directors when requested by the Board of Directors. Meetings and actions of committees will be governed by, and held and taken in accordance with, the provisions of Article 3, including, without limitation, Section 3.5 (Place of Meetings; Meetings by Telephone), Section 3.6 (Regular Meetings), Section 3.7 (Special Meetings; Notice), Section 3.8 (Quorum; Voting), Section 3.9 (Waiver of Notice) and Section 3.10 (Board Action by Written Consent Without a Meeting), with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board of Directors and its members, *provided, however, that* the time of regular meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees will also be given to all alternate members, who will have the right to attend all meetings of the committee. Unless the Board of Directors adopts rules for the governance of a committee, then each committee may adopt its own governance rules, *provided that* such rules are not inconsistent with the provisions of the DGCL, the Certificate of Incorporation or these Bylaws.


ARTICLE 5
OFFICERS


5.1   **Officers.**

The officers of the corporation consist of a president and/or chief executive officer, and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors, a chief financial officer, a chief technology officer, a treasurer, one or more vice presidents, assistant vice presidents, assistant secretaries and assistant treasurers, and any such other officers as may be appointed by the Board of Directors or in accordance with the provisions of Section 5.3. Any number of offices may be held by the same person. Each officer will hold office until such officer's successor is elected and qualified or until such officer's earlier resignation or removal.

5.2   **Election of Officers.**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3, will be appointed by the Board of Directors.

5.3   **Subordinate Officers.**

The Board of Directors may appoint, or empower the chief executive officer, the president or another officer to appoint or remove, such other officers and agents as the business of the corporation may require, each of whom will hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as the Board of Directors (or, if so

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empowered, the chief executive officer, the president or another officer) may from time to time determine. If at any time any subordinate officer positions described in these Bylaws (or as provided by the Board of Directors) are vacant, the duties of such officer positions will be the responsibility of the chief executive officer.

5.4   Removal and Resignation of Officers; Vacancies in Offices.

Any officer may be removed, either with or without cause, by the Board of Directors at any regular or special meeting of the Board of Directors or by any officer upon whom such power of removal may be conferred by the Board of Directors.

Any officer may resign at any time upon notice given in writing or by electronic transmission to the corporation. Any resignation will take effect at the date of the receipt of that notice or at any later time specified in the notice, *provided that* the Board of Directors (or if so empowered pursuant to Section 5.3, the chief executive officer, the president or another officer) may treat a resignation given with a future effective date as an immediate resignation. Unless otherwise specified in the notice, acceptance of the resignation is not necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

Any vacancy occurring in any office of the corporation may be filled by the Board of Directors (or if so empowered pursuant to Section 5.3, the chief executive officer, the president or another officer).

5.5   Powers and Duties of Officers Generally.

The officers of the corporation will have such powers and duties in the management of the corporation as are stated in these Bylaws or in a resolution of the Board of Directors or contract of employment that are not inconsistent with these Bylaws and, to the extent not so stated, as generally pertain to their respective offices and as are necessary to conduct customary management and operation of the corporation, subject to the control of the Board of Directors. A secretary or such other officer appointed to do so by the Board of Directors will have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose.

5.6   Duties of the Chairperson of the Board.

The chairperson of the Board of Directors, if one is elected, will, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned by the Board of Directors or as may be prescribed by these Bylaws. The chairperson will not be considered an officer of the corporation, unless so designated by the Board of Directors. The chairperson must be a director of the corporation.

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5.7   Duties of the Chief Executive Officer.

Subject to the control of the Board of Directors and such supervisory powers, if any, as may be given by the Board of Directors, the powers and duties of the chief executive officer of the corporation are:

(i)   To act as the general manager and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the corporation;

(ii)   To preside at all meetings of the stockholders and, in the absence or nonexistence of a chairperson of the Board of Directors or a chair otherwise designated by the Board of Directors at a meeting, at all meetings of the Board of Directors; and

(iii)   To affix the signature of the corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing that have been authorized by the Board of Directors; to sign certificates for shares of stock of the corporation; and, subject to the direction of the Board of Directors, to have general charge of the property of the corporation and to supervise and direct all officers, agents and employees of the corporation.

The president will be the chief executive officer of the corporation unless the Board of Directors designates another officer to be the chief executive officer. If there is no president, and the Board of Directors has not designated any other officer to be the chief executive officer, then the chairperson of the Board of Directors will be the chief executive officer.

5.8   Duties of the President.

Subject to the supervisory powers of the chief executive officer, if there is such an officer and the president is not such officer, and subject to the control of the Board of Directors, the president will have general supervision, direction and control of the business and the subordinate officers of the corporation. The president will have the general powers and duties of management usually vested in the office of president of a corporation, including signing authority similar to the chief executive officer, and will have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws. If no president is appointed, the chief executive officer will have the power and authority conferred to the president under these Bylaws.

5.9   Duties of the Vice Presidents.

In the absence or disability of the president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, will perform all the duties of the president, and when so acting will have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents will have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these Bylaws, the chief executive officer or the president.

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5.10   Duties of the Secretary.

The secretary will keep, or cause to be kept, a book of minutes or record of proceedings of all meetings and actions of directors, committees of directors and stockholders.

The secretary may give, or cause to be given, notice of meetings of the stockholders and of the Board of Directors required to be given by law or by these Bylaws. The secretary will keep the seal of the corporation (if any) in safe custody and will have such other powers and perform such other duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

5.11   Duties of the Chief Financial Officer.

The chief financial officer will be the principal financial officer, and, unless such duty is conferred to another officer by the Board of Directors, the chief accounting officer, of the corporation. The chief financial officer will have general direction of and supervision over the financial and, if applicable, accounting affairs of the corporation. The chief financial officer will render to the chief executive officer and the Board of Directors, at regular meetings of the Board of Directors, or whenever they may require it, an account of the financial condition of the corporation. The chief financial officer will have such other powers and perform such other duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

The chief financial officer will also be the treasurer of the corporation unless otherwise designated by the Board of Directors.

5.12   Duties of the Chief Technology Officer.

The chief technology officer will have such powers and perform such duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

5.13   Duties of the Treasurer.

The treasurer will have charge and custody of and be responsible for all funds and securities of the corporation, receive and give receipts for funds due and payable to the corporation from any source, and deposit funds in the name of the corporation in banks, trust companies or other depositories selected in accordance with the provisions of these Bylaws, and in general perform all duties incident to the office of treasurer and other duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

5.14   Duties of the Assistant Secretary.

The assistant secretary or, if there is more than one, the assistant secretaries, in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), will, in the absence of the secretary or in the event of the inability or refusal of such

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officer to act, perform the duties and exercise the powers of the secretary and will have such other powers and perform such other duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

5.15   Duties of the Assistant Treasurer.

The assistant treasurer or, if there is more than one, the assistant treasurers, in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), will, in the absence of the treasurer or in the event of the inability or refusal of such officer to act, perform the duties and exercise the powers of the treasurer and will have such other powers and perform such other duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

5.16   Duties of the Chief Creative Officer.

The chief creative officer will have such powers and perform such duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the chief executive officer or the president.

5.17   Loans to Officers and Employees.

The corporation may lend money to, guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or any of its subsidiaries, including any officer or employee who is a director of the corporation or any of its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors approves, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this Section 5.17 will be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute. Notwithstanding the foregoing, any such loan made, guaranteed or arranged for by the corporation will be deemed to contain a provision requiring the borrower to repay the obligation in full if the corporation becomes subject to the restrictions of the Sarbanes-Oxley Act of 2002, as amended, or if the borrower becomes an officer or director of a parent entity that is subject to the restrictions of the Sarbanes-Oxley Act of 2002, as amended.


ARTICLE 6
INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS


6.1   Indemnification of Directors and Officers.

The corporation will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer,

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employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. For purposes of this Article 6, "officers" only include officers appointed by the Board of Directors.

6.2 **Successful Defense.**

To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any Proceeding described in Section 6.1, or in defense of any claim, issue or matter therein, such Indemnified Person will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

6.3 **Advancement of Expenses of Directors and Officers.**

The corporation will pay the reasonable expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, *provided, however, that*, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding will be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article 6 or otherwise; *provided further, that*, the corporation is not required to advance any expenses to a person against whom the corporation directly brings a claim alleging that such person has (a) breached such person's fiduciary duties to the corporation, or (b) committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or (c) derived an improper personal benefit from a transaction.

6.4 **Indemnification of Employees and Agents.**

The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the corporation or, while an employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents will be made in such manner as is determined by the Board of Directors in its sole discretion.

6.5   Advancement of Expenses of Employees and Agents.

The corporation may pay the reasonable expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6.6   Limitation on Indemnification and Advancement of Expenses.

Subject to the requirements in Section 6.2 and the DGCL, the corporation will not be required to provide indemnification or, with respect to clauses (a), (c) and (d) below, advance expenses to any person pursuant to this Article 6:

(a)   in connection with any Proceeding (or part thereof) initiated by such person except (i) as otherwise required by law or (ii) in specific cases if the Proceeding was authorized by the Board;

(b)   in connection with any Proceeding (or part thereof) against such person providing for an accounting or disgorgement of profits pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any federal, state or local statutory law or common law;

(c)   for amounts for which payment has actually been made to or on behalf of such person under any statute, insurance policy or indemnity provision, except with respect to any excess beyond the amount paid; or

(d)   if prohibited by applicable law.

6.7   Non-Exclusivity of Rights; Conflicts.

The rights conferred on any person by this Article 6 will not be exclusive of any other rights which such person may have or hereafter acquire under any statute, the Certificate of Incorporation or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise. No indemnification or advance will be made under this Article 6, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears: (a) that it would be inconsistent with a provision of the Certificate of Incorporation, these Bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the Proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or (b) that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

6.8   Insurance.

The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the corporation's expense insurance: (a) to indemnify the corporation

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for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article 6; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the corporation under the provisions of this Article 6.

6.9   Amendment or Repeal.

Any repeal or modification of the foregoing provisions of this Article 6 will not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder will inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.


ARTICLE 7
RECORDS AND REPORTS


7.1   Maintenance and Inspection of Share Register and Other Books and Records.

The corporation will keep a record of its stockholders, listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books, minute books and other records. The books and records of the corporation may be kept (subject to any statutory provision) outside the State of Delaware at such place or places as may be designated from time to time by the corporation. Any records administered by or on behalf of the corporation may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The corporation will so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Stockholders will have the right to inspect the corporation's stock ledger and its other books and records only to the extent required, and in accordance with, the DGCL and this Section 7.1. Any stockholder of record, in person or by attorney or other agent, seeking to inspect the corporation's stock ledger and its other books and records or make copies or extracts therefrom must provide written demand to the corporation at its registered office in Delaware or at its principal place of business. Such demand must be under oath stating the purpose thereof, which purpose must be reasonably related to such person's interest as a stockholder. The demand must further be accompanied by documentary evidence of the stockholder's beneficial ownership of shares of the corporation's stock and state that such documentary evidence is a true and correct copy of what it purports to be. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath must be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder.


ARTICLE 8
STOCK AND STOCK CERTIFICATES

-17-


8.1 **Stock Certificates; Transfer Agents and Registrars.**

No shares of the corporation will be issued unless authorized by the Board of Directors.

The shares of a corporation will be represented by certificates unless the Board of Directors provides by resolution that some or all of any or all classes or series of its stock will be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. Any such resolution will not apply to shares represented by a certificate until such certificate is surrendered to the corporation. If shares are represented by certificates, such certificates will be in the form, other than bearer form, approved by the Board of Directors or the President, Chief Executive Officer or Secretary of the corporation. The certificates representing shares of stock, if any, will be signed by, or in the name of, the corporation by any two authorized officers of the corporation (it being understood that the chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, any assistant treasurer, the secretary or any assistant secretary of the corporation will be authorized officers for such purpose). The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents or registrars of the stock of the corporation from time to time. Any or all of the signatures on stock certificates may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

8.2 **Special Designation on Certificates.**

The corporation may restrict the transfer, the registration of transfer and the ownership of its securities. The corporation may place legends or notations on stock certificates or deliver notices to uncertificated stockholders indicating the restrictions, which will be binding to the fullest extent permitted by the DGCL.

8.3 **Lost Certificates.**

Except as provided in this Section 8.3, no new certificate for shares will be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it that is alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the legal representative of such owner, to give the corporation a bond or an indemnity sufficient to protect it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.4 **Transfer of Stock.**

(a) Subject to the other provisions of this Article 8, including those relating to uncertificated shares and restrictions on transfer, upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper

evidence of succession, assignment or authority to transfer, the corporation will issue a new certificate, or, in the case of uncertificated shares, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books. For clarity, in the case of a transfer of certificated shares that have been designated by resolution of the Board of Directors to be uncertificated shares, both the transferred shares issued to the transferee and any balance shares issued to the transferor will be uncertificated. Also, the corporation may require the stockholder to pay a reasonable transfer processing fee for any proposed transfer in an amount to be determined by the corporation.

(b)   Certificates representing, and in the case of uncertificated securities, notices of issuance with respect to, shares of stock of the corporation will have impressed on, printed on, written on or otherwise affixed to them such legends as may be required by applicable law, including without limitation the following (or substantially similar) legends:

> "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT EFFECTIVE REGISTRATIONS THEREUNDER OR AN OPINION OF COUNSEL, SATISFACTORY TO THE CORPORATION AND ITS COUNSEL, THAT SUCH REGISTRATIONS ARE NOT REQUIRED."

The corporation will take all such actions as are practicable to cause the certificates representing, and notices of issuance with respect to, shares that are subject to the restrictions on transfer set forth in this Section 8.4 to contain the foregoing legends.

8.5   Stock Transfer Agreements.

The corporation will have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

8.6   Registered Stockholders.

The corporation will be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, will be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and will not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it receives express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

ARTICLE 9
GENERAL MATTERS

9.1   Checks; Drafts; Evidences of Indebtedness.

From time to time, the Board of Directors may determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized may sign or endorse those instruments. The Board of Directors may delegate to an officer the authority to make such determinations and authorizations.

9.2   Corporate Contracts and Instruments; How Executed.

The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless such power is so authorized or ratified by the Board of Directors, provided in these Bylaws, or within the agency power of an officer, no officer, agent or employee will have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.3   Fiscal Year.

The fiscal year of the corporation will be the same as the calendar year unless otherwise fixed by resolution of the Board of Directors.

9.4   Seal.

The Board of Directors may, but is not required to, adopt and alter a corporate seal, and may use the same by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.5   Representation of Shares of Other Corporations.

The chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, any assistant treasurer, the secretary or any assistant secretary of the corporation, or any other person authorized by the Board of Directors or the president or a vice president, is authorized to vote, represent and exercise on behalf of the corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

-20-

9.6   Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL will govern the construction of these Bylaws. Without limiting the generality of the foregoing, the singular number includes the plural, the plural number includes the singular, the term "including" means "including but not limited to," and the term "person" includes a corporation, limited liability company, trust partnership or other entity and a natural person.

9.7   Facsimile or Electronic Signature.

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these Bylaws, any document, including, without limitation, any consent, agreement, certificate or instrument, required by the DGCL, the Certificate of Incorporation or these Bylaws to be executed by any officer, director, stockholder, employee or agent of the corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law. All other contracts, agreements, certificates or instruments to be executed on behalf of the corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law. The terms 'electronic mail,' 'electronic mail address,' 'electronic signature' and 'electronic transmission' as used herein shall have the meanings ascribed thereto in the DGCL.

9.8   Annual Report.

The corporation will cause an annual report to be sent to the stockholders of the corporation to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the corporation's shares, the requirement of sending an annual report to the stockholders of the corporation is hereby expressly waived (to the extent permitted under applicable law).

ARTICLE 10
AMENDMENTS

10.1   Amendments.

Subject to any voting requirements set forth in the corporation's Certificate of Incorporation, these Bylaws or other bylaws of the corporation may be adopted, amended or repealed by the Board of Directors. The stockholders may make additional Bylaws and may adopt, amend or repeal any bylaws whether such bylaws were originally adopted by them or otherwise.

sf-6090496

**CERTIFICATE OF ADOPTION OF BYLAWS
OF
OAKLAND BALLERS BASEBALL CLUB, INC.**

The undersigned hereby certifies that the undersigned is the duly elected, qualified and acting Secretary of Oakland Ballers Baseball Club, Inc., a Delaware corporation (the "**Corporation**"), and that the foregoing Bylaws constitute the bylaws of the Corporation as duly adopted by the Corporation's Board of Directors on August 17, 2024.

Executed as of August 17, 2024.

DocuSigned by:

By: ADE206E33F0D495...

Name: Paul Freedman

Title: Secretary

sf-6090496

EXHIBIT D

Testing the Waters Communications

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Oakland Ballers Launch Historic Community Investment Campaign: A New Model fo...

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July 11 ·

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The Oakland Ballers are building a new model for fan ownership. We believe the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team.

Today we're launching a community investment campaign that doubles down on that belief by giving fans a real seat at the table. In addition to the economic rights that go with an investment in the Ballers, the Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights that includes checks and balances on key team decisions including:
- Where the team is based
- Changes to logos and brandmarks,
- Even some front office hiring decisions.

We believe Oakland is the perfect place to birth a new standard for fan ownership. Join this historic opportunity at

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decisions including:

- Where the team is based
- Changes to logos and brandmarks,
- Even some front office hiring decisions.

We believe Oakland is the perfect place to birth a new standard for fan ownership. Join this historic opportunity at invest.oaklandballers.com.

Disclaimers:
(1) No money or other consideration is being solicited, and if sent in response, will not be accepted;
(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
(3) A person's indication of interest involves no obligation or commitment of any kind.

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Thursday, July 11 2:53 PM

lastdivebar

@lastdivebar

🔗 INVEST IN THE BALLERS HERE!!!

WE MADE THE COMMITMENT! ✓

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 **Thursday, July 11** 6:29 AM
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A NEW MODEL FOR FAN OWNERS



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**A'S TO LEAVE OAKLAND,
PLAN MOVE TO LAS VEGAS**

@oakland.ballers

LET'S GO OAKLAND!



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oakland.ballers 2,500+ people have now signed up to invest. Unbelievable. We're so grateful to be building this with you all.
Disclaimers:
(1) No money or other consideration is being solicited, and if sent in response, will not be accepted;
(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's

            





2:46 50%

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We're so grateful to be
building this with you all.
OAKLAND
B's
BALLERS











Liked by **bryancarmel.1** and **805 others**

oakland.ballers 2,500+ people have now signed up to invest. Unbelievable. We're so grateful to be building this with you all.

Disclaimers:

(1) No money or other consideration is being solicited, and if sent in response, will not be accepted;

(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) A person's indication of interest involves no obligation or commitment of any kind.

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plymouthcheesevt ❤️❤️❤️❤️😍



oaklandish Amazing! Props.



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Bryan Carmel (He/Him) • 1st
Co-Founder of the Oakland Ballers
1mo • Edited •

Big day. We just announced our community investment campaign for the Oakland Ballers. First we built the team. Now we want to build a new model for how fans and communities build value together and stay together.

"The Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights..."

In an attempt to repair the broken social contract between sports fans and team owners, the Oakland Ballers are unveiling a community investment campaign that aims to revolutionize the sports ownership model by giving fans unprecedented rights and a real seat at the table.

By becoming an owner in the team, fans will have a say in:
- Where the team plays/relocation
- Input on changes to team logos or brand marks
- Key front office hires

More here:
https://lnkd.in/gXRE9dYd..

TTW disclaimer:
(1) no money or other consideration is being solicited, and if sent in response, will not be accepted;
(2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
(3) a person's indication of interest involves no obligation or commitment of any kind.



Oakland Ballers fans can buy ownership shares
nytimes.com





Baba Uppal and 83 others 7 comments • 5 reposts

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 **Elliott Phear** (He/Him) • 1st   3w •••
Co-Founder, Co-CEO @ Spirits of the Night | Business Development

This is incredible. You guys are doing something amazing and it's so exciting to watch.

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 **Eric Shuffler** • 2nd   1mo •••
Dad, Husband. Working to learn everyday! President/Co Owner @FerryHawks and Staten Island Entertainment (operator of SIUH Community Park) Founder River Crossing Strategy Group: Government and public affairs

I love this. Love the vision and execution on the overall community engagement and lean in!!

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 **Marc Prosser** • 3rd+   4w •••
Entrepreneur & Artist

@

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 **Todd Weiser** (He/Him) • 2nd   1mo •••
Content and Branded Consultant | Multiplatform Development Executive

Saw this in The Athletic today! So exciting!!

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 **Raun Melmed** • 2nd   4w •••
Developmental Behavioral Pediatrician, Co-Director at Cortica Scottsdale

Amazing strides

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 **Ari Mark** • 2nd   1mo •••
Co-Founder, AMPLE

Love this!

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 **Micaela Birmingham** • 2nd   1mo •••
Executive Producer

so cool!!

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🧵1/4 We believe that the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team.

Today we're launching a community investment campaign that doubles down on that belief by giving fans a real seat at the table.

6:07 AM · Jul 11, 2024 · **86.9K** Views

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Oakland Ballers @OaklandBallers · Jul 11

2/4 In addition to the economic rights that go with an investment in the Ballers, the Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights that–

1 · 9 · 58 · 3.6K

Oakland Ballers @OaklandBallers · Jul 11

3/4 –includes checks and balances on key team decisions including:
🏟️Where the team is based
🧢Changes to the logos and brandmarks,
⚾and some front office hiring decisions.

2 · 9 · 61 · 4K

Oakland Ballers @OaklandBallers · Jul 11

4/4 We believe Oakland is the perfect place to birth a new standard for fan ownership. Join this historic opportunity at invest.oaklandballers.com.

Relevant people

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@OaklandBallers
We're stealing Baseball back for Oakland. Built By Oakland. For Oakland.

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Posted: Jul 11, 2024

Oakland Ballers Launch Historic Community Investment Campaign: A New Model for Fan Owners

Oakland Ballers Launch Historic Community Investment Campaign: A New Model for Fan Owners



Oakland, CA – The Oakland Ballers were born from the belief that the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team. Now they are doubling down on that belief by unveiling a community investment campaign that aims to revolutionize the sports ownership model by giving fans a real seat at the table. In addition to the economic rights that go with an investment in the Ballers, the Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights that includes checks and balances on key team decisions including where the team is based, changes to the logos and brandmarks, and even some front office hiring decisions.

"Oakland is just the latest example of a systemic problem with how pro sports teams are run in the United States. Over the past 80 years, more than 30 teams have moved, leaving fans heartbroken and powerless. Team owners often hold fans hostage, demanding public money for new stadiums, and if they don't get it, they move the team to a different city that's willing to pay up. Even if you're not an Oakland sports fan, you get our frustration

because we've all seen something we love taken away for someone else's gain. The Ballers believe there's a better way and that Oakland's the perfect place to make it happen. That's why we're excited to unveil a new sports ownership model, one that we hope will signal a positive change in how things are done," **said Bryan Carmel, co-founder of the Oakland Ballers**.

Oakland is just the most recent example of a nationwide trend that reflects the broken sports ownership model. Owners behind each relocation case tend to deploy the same playbook – hold a dedicated fanbase hostage while they demand public funding for their stadiums, and if the public doesn't comply, move the team to another city desperate for a team and willing to outbid their current home. The Ballers believe that a new model for a more authentic partnership between fans and teams with guardrails is critical, and that Oakland, a city with a rich legacy of fighting to make the world a better place, is the perfect community to help it materialize.

"A team's fans are an instrumental part of the team's value. That's why fans should be treated accordingly with a real say in team management, not just hollow words. Aligned with Oakland's history of activism, we are excited about a team for the people, by the people - a team that accrues value for fans and owners alike, because the fans are the owners." **said Paul Freedman, co-founder of the Oakland Ballers**.

Oakland's history of community resilience inspires the Ballers' vision to build a team, and sustain it by revolutionizing the social contract between teams and communities. This crowdfunding campaign is the first step towards setting a new standard for fan engagement in sports team ownership.

Join us in this historic opportunity to redefine what it means to be a fan and an owner by investing in the Oakland Ballers. The offering will be powered by DealMaker – built specifically for community investment rounds.

For more information and to express your interest in investing, visit **invest.oaklandballers.com**

The Oakland Ballers (aka the B's) are a new professional baseball team launching in the Spring of 2024 and set to play home games at the historic Raimondi Park in West Oakland. The B's will join the Pioneer League, which was founded in 1939, as its first ever West Coast franchise. The Oakland Ballers are dedicated to delivering a joyful, community focused experience for Oakland and the entire East Bay. We vow to never leave town. Built by Oakland, for Oakland, forever Oakland.

THE COMPANY IS SEEKING "INDICATIONS OF INTEREST" PURSUANT TO REGULATION CF UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION CF. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION CF. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND ONLY THEN ACCEPTED THROUGH THE INTERMEDIARY'S PLATFORM. THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED WITH THE INDICATIONS OF INTEREST, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. INDICATIONS OF INTEREST INVOLVE NO OBLIGATION OR COMMITMENT OF ANY KIND.

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Posted: Jul 10, 2024

Lambert Leads Ballers to 7-4 Victory

	Great Falls Voyagers (14-30)	4
AT		
	Oakland Ballers (25-19)	7

Final	1	2	3	4	5	6	7	8	9	R	H	E
Great Falls Voyagers	2	0	0	0	0	0	1	1	0	**4**	9	0
Oakland Ballers	0	0	2	0	2	2	1	0	X	**7**	12	0

▶ Video

≡ Box Score

Pitching

Win: Carson Lambert (2-2)
Loss: Danny Galvan (1-1)
Save: Chandler David (6)

Batting

Great Falls Voyagers

2B: Mahki Backstrom; Hernan Yanez

3B: none

HR: none

Oakland Ballers

2B: Josh Leslie

3B: none

HR: JP Gates

Full stats

By Nevada Cullen

OAKLAND, Calif. -- With a little help from a quality Carson Lambert start, the Ballers came back to beat the Great Falls Voyagers 7-4 on Wednesday night. The victory ensured that Oakland would remain within reach of a first-half playoff spot with four games to go.

  

   

     

    

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Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an
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Colin Hebert @ColinHebertOH · Jul 11
I am in

2 94

TazMan (Robert) @TazMancc · Jul 11
I'm in

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Pete Schnell @peteschnell · Jul 11
@Elmanogonsalves time to walk the walk, bruh

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 **Jim Morris** @sonomawineguy · Jul 11
I'm in!!!! I will be there Saturday. Where do I sign up?

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 **Oakland Ballers**
July 12 at 3:23 PM ·

2,500+ people have now signed up to invest. Unbelievable. We're so grateful to be building this with you all.
Disclaimers:
(1) No money or other consideration is being solicited, and if sent in response, will not be accepted;
(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
(3) A person's indication of interest involves no obligation or commitment of any kind.

2,500+
HAVE NOW SIGNED UP TO INVEST.

Unbelievable.

We're so grateful to be building this with you all.



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Andy Doran
Really bad optics in the news today. I'm one of these 2500
people, and I want to believe this is an organization that is doing
things the right way. Take your time and figure this out, but you
got to make this right in the end.

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Oakland Ballers ✓
@OaklandBallers

Interrupting game updates to share this:

The number of folks signed up to invest is now over 1,700. In less than a day.

We're at the beginning of something special.

Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and (3) A person's indication of interest involves no obligation or commitment of any kind.

> **Oakland Ballers** ✓ @OaklandBallers · Jul 11
> Updated number: It's now over 1,000 people have signed up to invest. 💚💛💚💛💚
>
> Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be …
> Show more

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Oakland Ballers ✓ @OaklandBallers · Jul 12
24 hours after announcing this opportunity over 2,200 people signed up to invest!!

Yet another reason why it's short sighted to write Oakland off.

Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer
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Rich Siegel, "It Is Go Time" @RichardJSiegel · Jul 11
Awesome!!

(not just sayin).

💬   ↻   ♡   📊 155   ⬆️

Gunnar Hissam @gunnarhissam · Jul 12
baseball fans are still alive and well in Oakland despite everything @MLB
and Fisher has done

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(1) Oakland Ballers on X: "Interrupting game updates to share this: The number of folks signed up to invest is now over 1,700. In less than a day. …
and Fisher has done.



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Oakland Ballers ✓ @OaklandBallers · Jul 11
2/4 In addition to the economic rights that go with an investment in the Ballers, the Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights that–

💬 1   🔁 9   ♡ 58   ᴤ 3.6K

Oakland Ballers ✓ @OaklandBallers · Jul 11
3/4 –includes checks and balances on key team decisions including:
🏟️ Where the team is based
🧢 Changes to the logos and brandmarks,
⚾ and some front office hiring decisions.

💬 2   🔁 9   ♡ 61   ᴤ 4K

Oakland Ballers ✓ @OaklandBallers · Jul 11
4/4 We believe Oakland is the perfect place to birth a new standard for fan ownership. Join this historic opportunity at invest.oaklandballers.com.

Oakland Ballers | Reserve Shares

From invest.oaklandballers.com

💬 5   🔁 16   ♡ 78   ᴤ 6.3K

Oakland Ballers ✓ @OaklandBallers · Jul 11
Disclaimers:
(1) No money or other consideration is being solicited, and if sent in response, will not be accepted;
(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an
Show more

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Add another post

Californian Soccer Project @CaSoccerProject · Jul 11
You guys need to be raided by the FBI next! Doing business with corrupt City govt

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JG @BayAreaSports28 · Jul 11
I'm All in!

💬   🔁   ♥ 3   ᴤ 520

Callum Norris @callumnorris1 · Jul 11
@JoePompliano ^

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Federico Nuñez @FedNunez · Jul 11
Me and @ChillboyPwrhead as indentured servants after YOLOing our life

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Oakland Ballers on X: "🧵 1/4 We believe that the social contract between sports teams and fanbases is broken, and that it's fans who create the va…
savings for a piece of Bs ownership.



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Oakland Ballers @OaklandBallers · Jul 11
2/4 In addition to the economic rights that go with an investment in the Ballers, the Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights that–

1 9 58 3.6K

Oakland Ballers @OaklandBallers · Jul 11
3/4 –includes checks and balances on key team decisions including:
🏟️Where the team is based
🧢Changes to the logos and brandmarks,
⚾and some front office hiring decisions.

2 9 61 4K

Oakland Ballers @OaklandBallers · Jul 11
4/4 We believe Oakland is the perfect place to birth a new standard for fan ownership. Join this historic opportunity at invest.oaklandballers.com.

Oakland Ballers | Reserve Shares

From invest.oaklandballers.com

5 16 78 6.3K

Oakland Ballers @OaklandBallers · Jul 11
Disclaimers:
(1) No money or other consideration is being solicited, and if sent in response, will not be accepted;
(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an
Show more

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Californian Soccer Project @CaSoccerProject · Jul 11
You guys need to be raided by the FBI next! Doing business with corrupt City govt

7 1 5 1K

JG @BayAreaSports28 · Jul 11
I'm All in!

3 520

Callum Norris @callumnorris1 · Jul 11
@JoePompliano ^

1 309

Federico Nuñez @FedNunez · Jul 11
Me and @ChillboyPwrhead as indentured servants after YOLOing our life

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1/3

Oakland Ballers on X: "🧵 1/4 We believe that the social contract between sports teams and fanbases is broken, and that it's fans who create the va… savings for a piece of Bs ownership.



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Oakland Ballers's Post



 **Oakland Ballers**
July 11 ·

The Oakland Ballers are building a new model for fan ownership. We believe the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team.

Today we're launching a community investment campaign that doubles down on that belief by giving fans a real seat at the table.
In addition to the economic rights that go with an investment in the Ballers, the Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights that includes checks and balances on key team decisions including:
🌏Where the team is based
🧢Changes to logos and brandmarks,
⚾Even some front office hiring decisions.

We believe Oakland is the perfect place to birth a new standard for fan ownership.
Join this historic opportunity at invest.oaklandballers.com.

Disclaimers:
(1) No money or other consideration is being solicited, and if sent in response, will not be accepted;
(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
(3) A person's indication of interest involves no obligation or commitment of any kind.



 Comment as Brendan Colthurst

 

🟥 You're commenting as Brendan Colthurst.

← **Post**

Oakland Ballers ✔
@OaklandBallers

500 people have now signed up to invest in the Oakland Ballers

Grateful to you all.

Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and (3) A person's indication of interest involves no obligation or commitment of any kind.

10:59 AM · Jul 11, 2024 · **1,476** Views

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8/12/24, 3:20 PM

(2) Oakland Ballers on X: "500 people have now signed up to invest in the Oakland Ballers Grateful to you all. Disclaimers: (1) No money or othe…































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B's

Mark Kahn

Baller GC and PA Announcer

View full profile



Mark Kahn (He/Him) • Following
Baller GC and PA Announcer
1mo • Edited •



We are very excited - we hope to lead by example as we do things a bit different in terms of the relationship between pro sports teams and the community!

Disclaimers:
(1) No money or other consideration is being solicited, and if sent in response, will not be accepted;
(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
(3) A person's indication of interest involves no obligation or commitment of any kind.



Bryan Carmel (He/Him) • 1st
Co-Founder of the Oakland Ballers
1mo • Edited •

Big day. We just announced our community investment campaign for the Oakland Ballers. First we built the team. Now we want to build a new model for how fans and communities build value together and stay together.

"The Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights..."

In an attempt to repair the broken social contract between sports fans and team owners, the Oakland Ballers are unveiling a community investment campaign that aims to revolutionize the sports ownership model by giving fans unprecedented rights and a real seat at the table.

By becoming an owner in the team, fans will have a say in:
- Where the team plays/relocation
- Input on changes to team logos or brand marks
- Key front office hires

More here:
https://lnkd.in/gXRE9dYd..

TTW disclaimer:
(1) no money or other consideration is being solicited, and if sent in response, will not be accepted;
(2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) a person's indication of interest involves no obligation or commitment of any kind.



Oakland Ballers fans can buy ownership shares

nytimes.com

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Anne Bradley (She/Her) • 2nd · 1mo

Building the world's first at-home fitness system powered by your genes, biometrics, and 1:1 human coaching.

This is the coolest thing ever. Fans as owners 😍

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Michael Werblun • 3rd+ · 1mo

Chief Executive Officer at Consulting Solutions International

Mark, love seeing you live out your passion!

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← **Post**

Oakland Ballers ✔
@OaklandBallers

···

We now have 800 sign ups! Wow. This is wild. Thank you all.

We believe that a new model for a more authentic partnership between fans and teams with guardrails is critical, and that Oakland, a city with a rich legacy of fighting to make the world a better place, is the perfect community to help it materialize.

Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and (3) A person's indication of interest involves no obligation or commitment of any kind.

12:17 PM · Jul 11, 2024 · **2,144** Views

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Oakland Ballers ✔
@OaklandBallers

Over 2,500 people have now signed up to invest.

Unbelievable.

We're so grateful to be building this with you all.

Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and (3) A person's indication of interest involves no obligation or commitment of any kind.

> **KQED News** @KQEDnews · Jul 12
> Oakland Ballers Give Fans a Chance to Own a Piece of the Team dlvr.it/T9W7tl

1:16 PM · Jul 12, 2024 · **23.1K** Views

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A's Fan Radio @As_Fan_Radio · Jul 12
But but but..... @CaSoccerProject keeps telling everyone nobody wants or cares about the Ballers......

😂😂😂😂

Keep up the great work, y'all. Ignore the haters.

- Cpl Oaktown

💬   🔁   ♥ 4   📊 285   ⬆

TazMan (Robert) @TazMancc · Jul 12
I thought I did sign up. 😡😡😡😡

💬   🔁   ♥   📊 172   ⬆

Chris Parry @ChrisParry · Jul 12
But what are you buying? Equity? Tickets? Board seat? Bond? What's the valuation? Aure, reserve me a billion dollars worth of shares but what am I in for?

💬   🔁   ♥ 2   📊 158   ⬆

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KQED News
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in

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Paul Freedman

CEO of the Oakland Ballers

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Paul Freedman • 2nd

CEO of the Oakland Ballers

1mo •

+ Follow

We believe the that the social contract between teams and communities is broken, and the only way to repair it is to allow fans to have a real seat at the table.

Today we announce that we are 'testing the waters' for a crowdfunding round that will provide fans with voting rights on the issues they care most about. We believe this will be a template that other teams can follow.

Disclaimers:

(1) No money or other consideration is being solicited, and if sent in response, will not be accepted;

(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) A person's indication of interest involves no obligation or commitment of any kind.



Oakland Ballers fans can buy ownership shares

nytimes.com

100 6 comments • 10 reposts

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 **Jordan Volz CPA** • 3rd+   3w •••
Co-Founder of Awsm | Strategic Finance | Ownership Expert

Love this! Keep up the great work, this is the way !

Like | Reply

 **Peter Markatos** • 2nd   1mo (edited) •••
Global Head of Design & Experience // @ Uber, Level, Herewith

Awesome, Paul. Where do fans express this intent?

Like | Reply

 **Shira Lee Katz** • 3rd+   1mo •••
Vice President of Content Strategy, Coursera

Amazing, Paul! I can say I knew him when ... :)

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 **Brian Boyd** (He/Him) • 3rd+   1mo •••
Customer-centric Leadership - Customer Success - Revenue Mindset

Worked pretty well for the Green Bay Packers. Great idea, Paul!

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 **Matthew Rascoff** (He/Him) • 2nd   1mo •••
Education innovation for equity and access.

So cool!

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Product Leader, Social Entrepreneur, Inventor

YES!

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← **Post**

Oakland Ballers ✓
@OaklandBallers

🧵 1/4 We believe that the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team.

Today we're launching a community investment campaign that doubles down on that belief by giving fans a real seat at the table.

6:07 AM · Jul 11, 2024 · **86.9K** Views

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Oakland Ballers ✓ @OaklandBallers · Jul 11
2/4 In addition to the economic rights that go with an investment in the Ballers, the Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights that–

💬 1   🔁 9   ♡ 58   📊 3.6K   ↑

Oakland Ballers ✓ @OaklandBallers · Jul 11
3/4 –includes checks and balances on key team decisions including:
🏟 Where the team is based
🧢 Changes to the logos and brandmarks,
⚾ and some front office hiring decisions.

💬 2   🔁 9   ♡ 61   📊 4K   ↑

Oakland Ballers ✓ @OaklandBallers · Jul 11
4/4 We believe Oakland is the perfect place to birth a new standard for fan ownership. Join this historic opportunity at invest.oaklandballers.com.

Relevant people

Oakland Ballers ✓
@OaklandBallers
We're stealing Baseball back for Oakland. Built By Oakland. For Oakland.

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8/12/24, 3:17 PM

(1) Oakland Ballers on X: "🧵 1/4 We believe that the social contract between sports teams and fanbases is broken, and that it's fans who create th…

































Oakland Ballers | Reserve Shares

From invest.oaklandballers.com

💬 5   ⟲ 16   ♡ 78   📊 6.3K   ↥

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Catalina Brennan-Gatica

Oakland Ballers Launch Historic Community Investment Campaign: Redefining Sports Ownership

---

Catalina Brennan-Gatica   Thu, Jul 11, 2024 at 6:00 AM
Bcc:

Hello,

      In an attempt to repair the broken social contract between sports fans and team owners, the Oakland Ballers are unveiling a community investment campaign that aims to revolutionize the sports ownership model by giving fans unprecedented rights and a real seat at the table. By becoming an owner in the team, fans will have a say in:

- Where the team plays/relocation
- Input on changes to team logos or brand marks
- Key front office hires

Please reach out if you'd like to speak with Paul Freedman or Bryan Carmel, co-founders of the Oakland Ballers about the team's effort to envision a new ownership model that honors the value fans create for teams.

Best,

Catalina

######

EMBARGOED FOR
6AM PST, Thursday, July 11, 2024

PRESS CONTACT
Catalina Brennan-Gatica

203-654-0071

Oakland Ballers Launch Historic Community Investment Campaign: A New Model for Fan Owners

Oakland, CA – The Oakland Ballers were born from the belief that the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team. Now they are doubling down on that belief by unveiling a community investment campaign that aims to revolutionize the sports ownership model by giving fans a real seat at the table. In addition to the economic rights that go with an investment in the Ballers, the Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights that includes checks and balances on key team decisions including where the team is based, changes to the logos and brandmarks, and even some front office hiring decisions.

"Oakland is just the latest example of a systemic problem with how pro sports teams are run in the United States. Over the past 80 years, more than 30 teams have moved, leaving fans heartbroken and powerless. Team owners often hold fans hostage, demanding public money for new stadiums, and if they don't get it, they move the team to a different city that's willing to pay up. Even if you're not an Oakland sports fan, you get our frustration because we've all seen something we love taken away for someone else's gain. The Ballers believe there's a better way and that Oakland's the perfect place to make it happen. That's why we're excited to unveil a new sports ownership model, one that we hope will signal a positive change in how things are done," **said Bryan Carmel, co-founder of the Oakland Ballers.**

Oakland is just the most recent example of a nationwide trend that reflects the broken sports ownership model. Owners behind each relocation case tend to deploy the same playbook – hold a dedicated fanbase hostage while they demand public funding for their stadiums, and if public doesn't comply, move the team to another city desperate for a team and willing to outbid their current home. The Ballers believe that a new model for a more authentic partnership between fans and teams with guardrails is critical, and that Oakland, a city with a rich legacy of fighting to make the world a better place, is the perfect community to help it materialize.

"A team's fans are an instrumental part of the team's value. That's why fans should be treated accordingly with a real say in team management, not just hollow words. Aligned with Oakland's history of activism, we are excited about a team for the people, by the people - a team that accrues value for fans and owners alike, because the fans are the owners." **said Paul Freedman, co-founder of the Oakland Ballers.**

Oakland's history of community resilience inspires the Ballers' vision to build a team, and sustain it by revolutionizing the social contract between teams and communities. This crowdfunding campaign is the first step towards setting a new standard for fan engagement in sports team ownership.

Join us in this historic opportunity to redefine what it means to be a fan and an owner by investing in the Oakland Ballers. The offering will be powered by DealMaker – built specifically for community investment rounds.

For more information and to express your interest in investing, visit **invest.oaklandballers.com**

###

[The Oakland Ballers](#) *(aka the B's) are a new professional baseball team launching in the Spring of 2024 and set to play home games at the historic Raimondi Park in West Oakland. The B's will join the Pioneer League, which was founded in 1939, as its first ever West Coast franchise. The Oakland Ballers are dedicated to delivering a joyful, community focused experience for Oakland and the entire East Bay. We vow to never leave town. Built by Oakland, for Oakland, forever Oakland.*

*THE COMPANY IS SEEKING "INDICATIONS OF INTEREST" PURSUANT TO REGULATION CF UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION CF. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION CF. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND ONLY THEN ACCEPTED THROUGH THE INTERMEDIARY'S PLATFORM. THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED WITH THE INDICATIONS OF INTEREST, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. INDICATIONS OF INTEREST INVOLVE NO OBLIGATION OR COMMITMENT OF ANY KIND.*

--
Catalina Brennan-Gatica (she/her/hers)

203-654-0071

The Worker Agency
Twitter



Post

Oakland Ballers ✓
@OaklandBallers

"The B's announced the opportunity early Thursday with the launch of a community investment campaign they hope "will revolutionize the sports ownership model by giving fans unprecedented rights and a real seat at the table." The B's said fans will have a say in where the team plays, input on changes to team logos or brand marks and key front office hires.

By midday, the club had secured more than 800 reserved shares.

"We are blown away by the response," Ballers co-founder and CEO @pmfreedm said via text message."

apnews.com/article/oaklan… via @JanieMcCAP

Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and (3) A person's indication of interest involves no obligation or commitment of any kind.

2:00 PM · Jul 11, 2024 · **13.2K** Views

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We're stealing Baseball back for Oakland. Built By Oakland. For Oakland.

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Oakland Roots to Play 2025 Season at Coliseum
4 hours ago · Soccer

Curry's Historic Game-Winning Shot
2 hours ago · Basketball

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Catalina Brennan-Gatica

Community Investment: A New Model for Fan Owners

Oakland Ballers <> Reply-To: Oakland Ballers <ti> To: Thu, Jul 11, 2024 at 8:44 AM



Oakland Ballers Launch Historic Community Investment Campaign: A New Model for Fan Owners

Oakland, CA – The Oakland Ballers were born from the belief that the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team. Now they are doubling down on that belief by unveiling a community investment campaign that aims to revolutionize the sports ownership model by giving fans a real seat at the table. In addition to the economic rights that go with an investment in the Ballers, the Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights that includes checks and balances on key team decisions including where the team is based, changes to the logos and brandmarks, and even some front office hiring decisions.



"*Oakland is just the latest example of a systemic problem with how pro sports teams are run in the United States. Over the past 80 years, more than 30 teams have moved, leaving fans heartbroken and powerless. Team owners often hold fans hostage, demanding public money for new stadiums, and if they don't get it, they move the team to a different city that's willing to pay up. Even if you're not an Oakland sports fan, you get our frustration because we've all seen something we love taken away for someone else's gain. The Ballers believe there's a better way and that Oakland's the perfect place to make it happen. That's why we're excited to unveil a new sports ownership model, one that we hope will signal a positive change in how things are done,*" **said Bryan Carmel, co-founder of the Oakland Ballers**.

Oakland is just the most recent example of a nationwide trend that reflects the broken sports ownership model. Owners behind each relocation case tend to deploy the same playbook – hold a dedicated fanbase hostage while they demand public funding for their stadiums, and if the public doesn't comply, move the team to another city desperate for a team and willing to outbid their current home. The Ballers believe that a new model for a more authentic partnership between fans and teams with guardrails is critical, and that Oakland, a city with a rich legacy of fighting to make the world a better place, is the perfect community to help it materialize.

"*A team's fans are an instrumental part of the team's value. That's why fans should be treated accordingly with a real say in team management, not just hollow words. Aligned with Oakland's history of activism, we are excited about a team for the people, by the people - a team that accrues value for fans and owners alike, because the fans are the owners.*" **said Paul Freedman, co-founder of the Oakland Ballers**.

Oakland's history of community resilience inspires the Ballers' vision to build a team, and sustain it by revolutionizing the social contract between teams and communities. This crowdfunding campaign is the first step towards setting a new standard for fan engagement in sports team ownership.

Join us in this historic opportunity to redefine what it means to be a fan and an owner by investing in the Oakland Ballers. The offering will be powered by DealMaker – built specifically for community investment rounds.

For more information and to express your interest in investing, visit invest.oaklandballers.com

LEARN MORE

###

The Oakland Ballers (aka the B's) are a new professional baseball team launching in the Spring of 2024 and set to play home games at the historic Raimondi Park in West Oakland. The B's will join the Pioneer League, which was founded in 1939, as its first ever West Coast franchise. The Oakland Ballers are dedicated to delivering a joyful, community focused experience for Oakland and the entire East Bay. We vow to never leave town. Built by Oakland, for Oakland, forever Oakland.

THE COMPANY IS SEEKING "INDICATIONS OF INTEREST" PURSUANT TO REGULATION CF UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION CF. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION CF. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND ONLY THEN ACCEPTED THROUGH THE INTERMEDIARY'S PLATFORM. THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED WITH THE INDICATIONS OF INTEREST, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. INDICATIONS OF INTEREST INVOLVE NO OBLIGATION OR COMMITMENT OF ANY KIND.



    

GET TICKETS

Copyright © 2024 Oakland Ballers Baseball. All rights reserved.
Oakland Ballers 248 3rd St Unit #5036 Oakland, CA 94607 USA

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THE WORKER AGENCY

Catalina Brennan-Gatica

Community Investment: A New Model for Fan Owners

Oakland Ballers <> To: Thu, Jul 11, 2024 at 8:44 AM



Oakland Ballers Launch Historic Community Investment Campaign: A New Model for Fan Owners

Oakland, CA – The Oakland Ballers were born from the belief that the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team. Now they are doubling down on that belief by unveiling a community investment campaign that aims to revolutionize the sports ownership model by giving fans a real seat at the table. In addition to the economic rights that go with an investment in the Ballers, the Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights that includes checks and balances on key team decisions including where the team is based, changes to the logos and brandmarks, and even some front office hiring decisions.



"*Oakland is just the latest example of a systemic problem with how pro sports teams are run in the United States. Over the past 80 years, more than 30 teams have moved, leaving fans heartbroken and powerless. Team owners often hold fans hostage, demanding public money for new stadiums, and if they don't get it, they move the team to a different city that's willing to pay up. Even if you're not an Oakland sports fan, you get our frustration because we've all seen something we love taken away for someone else's gain. The Ballers believe there's a better way and that Oakland's the perfect place to make it happen. That's why we're excited to unveil a new sports ownership model, one that we hope will signal a positive change in how things are done,*" **said Bryan Carmel, co-founder of the Oakland Ballers**.

Oakland is just the most recent example of a nationwide trend that reflects the broken sports ownership model. Owners behind each relocation case tend to deploy the same playbook – hold a dedicated fanbase hostage while they demand public funding for their stadiums, and if the public doesn't comply, move the team to another city desperate for a team and willing to outbid their current home. The Ballers believe that a new model for a more authentic partnership between fans and teams with guardrails is critical, and that Oakland, a city with a rich legacy of fighting to make the world a better place, is the perfect community to help it materialize.

"*A team's fans are an instrumental part of the team's value. That's why fans should be treated accordingly with a real say in team management, not just hollow words. Aligned with Oakland's history of activism, we are excited about a team for the people, by the people - a team that accrues value for fans and owners alike, because the fans are the owners.*" **said Paul Freedman, co-founder of the Oakland Ballers**.

Oakland's history of community resilience inspires the Ballers' vision to build a team, and sustain it by revolutionizing the social contract between teams and communities. This crowdfunding campaign is the first step towards setting a new standard for fan engagement in sports team ownership.

Join us in this historic opportunity to redefine what it means to be a fan and an owner by investing in the Oakland Ballers. The offering will be powered by DealMaker – built specifically for community investment rounds.

For more information and to express your interest in investing, visit invest.oaklandballers.com

LEARN MORE

###

The Oakland Ballers (aka the B's) are a new professional baseball team launching in the Spring of 2024 and set to play home games at the historic Raimondi Park in West Oakland. The B's will join the Pioneer League, which was founded in 1939, as its first ever West Coast franchise. The Oakland Ballers are dedicated to delivering a joyful, community focused experience for Oakland and the entire East Bay. We vow to never leave town. Built by Oakland, for Oakland, forever Oakland.

THE COMPANY IS SEEKING "INDICATIONS OF INTEREST" PURSUANT TO REGULATION CF UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION CF. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION CF. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND ONLY THEN ACCEPTED THROUGH THE INTERMEDIARY'S PLATFORM. THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED WITH THE INDICATIONS OF INTEREST, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. INDICATIONS OF INTEREST INVOLVE NO OBLIGATION OR COMMITMENT OF ANY KIND.



    

GET TICKETS

Copyright © 2024 Oakland Ballers Baseball. All rights reserved.
www.oaklandballers.com
Oakland Ballers 248 3rd St Unit #5036 Oakland, CA 94607 USA

This email was sent to unsubscribe from this list

view email in browser

forward to a friend

 **Oakland Ballers**
@OaklandBallers

🧵 1/4 We believe that the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team.

Today we're launching a community investment campaign that doubles down on that belief by giving fans a real seat at the table.



JORGE LEON
OAKLAND 68s

1:59

6:07 AM · Jul 11, 2024 · **86.9K** Views

◫ View post engagements

 9    119    436    27   

 **Oakland Ballers** ✓ @OaklandBallers · Jul 11

2/4 In addition to the economic rights that go with an investment in the Ballers, the Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights that–

💬 1　　　🔁 9　　　♡ 58　　　📊 3.6K　　　🔖　⬆️

 **Oakland Ballers** ✓ @OaklandBallers · Jul 11

3/4 –includes checks and balances on key team decisions including:
🏟️Where the team is based
🔵Changes to the logos and brandmarks,
⚾and some front office hiring decisions.

💬 2　　　🔁 9　　　♡ 61　　　📊 4K　　　🔖　⬆️

Repost

 **Oakland Ballers** ✓ @OaklandBallers · Jul 11

4/4 We believe Oakland is the perfect place to birth a new standard for fan ownership. Join this historic opportunity at invest.oaklandballers.com.



Oakland Ballers | Reserve Shares

From invest.oaklandballers.com



Oakland Ballers  @OaklandBallers · Jul 11
Disclaimers:
(1) No money or other consideration is being solicited, and if sent in
response, will not be accepted;
(2) No offer to buy the securities can be accepted and no part of the
purchase price can be received until the offering statement is filed and only
through an
Show more

 1    ?    25    2.4K

   (**Add another post**)

 **Oakland Ballers** ✔
@OaklandBallers

500 people have now signed up to invest in the Oakland Ballers

Grateful to you all.

Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and (3) A person's indication of interest involves no obligation or commitment of any kind.

10:59 AM · Jul 11, 2024 · **1,472** Views

ᵢₗᵢ View post engagements

 2    5    15

 **Related posts**    **Most relevant**   ∨

 Post your reply   Reply

---

 **Oakland Ballers** ✔ @OaklandBallers · Jul 11
We now have 800 sign ups! Wow. This is wild. Thank you all.

We believe that a new model for a more authentic partnership between fans and teams with guardrails is critical, and that Oakland, a city with a rich legacy of fighting to make the world a better place, is the perfect
Show more



Oakland Ballers ✓
@OaklandBallers

We now have 800 sign ups! Wow. This is wild. Thank you all.

We believe that a new model for a more authentic partnership between fans and teams with guardrails is critical, and that Oakland, a city with a rich legacy of fighting to make the world a better place, is the perfect community to help it materialize.

Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and (3) A person's indication of interest involves no obligation or commitment of any kind.

12:17 PM · Jul 11, 2024 · **2,143** Views



Oakland Ballers ✓ @OaklandBallers · Jul 11

"On Thursday, the **Ballers** announced a community investment round to allow fans to invest in the team and get a say on things like moving the team, changing the brand or logos, front office hires and more."

axios.com/local/san-fran... via @meganrosedickey





Oakland Ballers want to give fans a chance to co-own baseball team

From axios.com

💬 4   ⟲ 27   ♡ 76   📊 9.7K   🔖 ⬆



Oakland Ballers
@OaklandBallers

Updated number: It's now over 1,000 people have signed up to invest. 💚💛💚💛💚



Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and (3) A person's indication of interest involves no obligation or commitment of any kind.



> **Oakland Ballers** @OaklandBallers · Jul 11
> "The B's announced the opportunity early Thursday with the launch of a community investment campaign they hope "will revolutionize the sports ownership model by giving fans unprecedented rights and a real seat at the table." The B's said fans will have a say in where the team
> Show more

2:09 PM · Jul 11, 2024 · **20.3K** Views

View post engagements

3 · 17 · 80 · 1

○ 3　　　　⇄ 18　　　　♡ 93　　　　 23K　　　　 ⤒

⇄ You reposted

 **KQED News** @KQEDnews · Jul 12

Oakland Ballers Give Fans a Chance to Own a Piece of the Team



Oakland Ballers Give Fans a Chance to Own a Piece of the Team | KQED

From kqed.org

○　　　　⇄ 11　　　　♡ 21　　　　 12K　　　　 ⤒

⇄ You reposted

1 4 28 2.1K

You reposted



Reuters Sports @ReutersSports · Jul 11

The Oakland Ballers, an independent baseball club that started play in the Pioneer League in 2024, are offering fans the opportunity to sign up and be investors in the team. reut.rs/3Yine9B



Oakland Ballers to allow fan investment in franchise

From reuters.com

1 6 12 1.7K

You reposted

 1    6   ♡ 12    1.7K   🔖 ⬆️

⇄ You reposted



Colin Hebert @ColinHebertOH · Jul 11   ···

The Oakland Ballers are offering a unique opportunity to be a minority owner of a Pioneer League baseball team and have a seat at the table of certain decisions. I am all in. Here is how you can be too:

invest.oaklandballers.com

 **Oakland Ballers** ✔ @OaklandBallers · Jul 11

🧵 1/4 We believe that the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team.

Today we're launching a community investment campaign that double...
Show more



2:04

◯    5   ❤️ 12    1.9K   🔖 ⬆️

⇄ You reposted

♡ 1   ↻ 4   ♡ 18   ılıl 1.5K   🔖 ⬆

 **Oakland Ballers** ✔ @OaklandBallers · Jul 11   ···
And we're trending! Thanks y'all

Let's Go Oakland.

 **Oakland Ballers: Fans Buy In to Shape Team's Future**
The Oakland Ballers, a professional baseball team,
have launched a community investment campaign ...

♡ 1   ↻ 8   ♡ 47   ılıl 1.7K   🔖 ⬆

↻ You reposted

 **Last Dive Bar** 🏟 ✔ @LastDiveBar · Jul 11   ···
"If a team has value, it's because fans created that value."

1 8 47 1.7K

You reposted



Last Dive Bar 🏟️ @LastDiveBar · Jul 11

"If a team has value, it's because fans created that value."
- @OaklandBallers

Proud to have made a commitment to get a seat at the table!!!

Something all fans should have the opportunity to have in pro sports!

Cheers @OaklandBallers and thank you for this opportunity! 🍻





LDB

Oakland Ballers @OaklandBallers · Jul 11

2:07

🧵 1/4 We believe that the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team.

Today we're launching a community investment ...

14 59 4.1K

You reposted



Evan Sandberg @NotRelated2Ryne · Jul 11

⟲ 14   💗 59   📊 4.1K   🔖 ⬆️

↻ You reposted

 **Evan Sandberg** @NotRelated2Ryne · Jul 11   · · ·
Don't let anyone tell you Oakland isn't a baseball town

>  **Oakland Ballers** ✓ @OaklandBallers · Jul 11
>
> Updated number: It's now over 1,000 people have signed up to invest.
> 💚💛💚💛💚
>
> Disclaimers: (1) No money or other consideration is being solicited, and
> if sent in response, will not be accepted; (2) No offer to buy the ...
> Show more

💬 1   ⟲ 6   💗 12   📊 1.6K   🔖 ⬆️

 **Oakland Ballers** ✓ @OaklandBallers · Jul 11

2,293 posts



Oakland Ballers @OaklandBallers · Jul 11

Updated number: It's now over 1,000 people have signed up to invest. 💚💛💚💛💚

Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase

Show more



> **Oakland Ballers** @OaklandBallers · Jul 11
>
> "The B's announced the opportunity early Thursday with the launch of a community investment campaign they hope "will revolutionize the sports ownership model by giving fans unprecedented rights and a real seat at the table." The B's said fans will have a say in where the team
>
> Show more

3 17 80 20K

 **Oakland Ballers** ✓
@OaklandBallers

"The B's announced the opportunity early Thursday with the launch of a community investment campaign they hope "will revolutionize the sports ownership model by giving fans unprecedented rights and a real seat at the table." The B's said fans will have a say in where the team plays, input on changes to team logos or brand marks and key front office hires.

By midday, the club had secured more than 800 reserved shares.

"We are blown away by the response," Ballers co-founder and CEO @pmfreedm said via text message."

apnews.com/article/oaklan... via @JanieMcCAP

Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and (3) A person's indication of interest involves no obligation or commitment of any kind.

2:00 PM · Jul 11, 2024 · **13.2K** Views

ili View post engagements

 3    11    41

✦ **Related posts**   ⇅ **Most relevant**   ⌄

 Post your reply   Reply

⟲ You reposted

 **San Francisco Chronicle** ✓ @sfchronicle · Jul 11
The Oakland Ballers will begin gauging public interest in acquiring ownership shares.

"We're forging a new model," co-founder Paul Freedman said.


Oakland Ballers eye public input on purchasing shares: 'We're forging a new mo...

From sfchronicle.com

💬 2   ⟲ 5   ♡ 16   📊 2.8K   🔖 ⬆️

⟲ You reposted

💬 2   ⭤ 5   ♡ 16   ᴵᵢₗ 2.8K   🔖 ⬆

⭤ You reposted

 **Drew McGowan** @DrewMcGowan · Jul 11   •••

I believe in the Oakland Ballers and plan to invest. Check out their offering and see if it's right for you. Truly #RootedInOakland.

 **Oakland Ballers** ✅ @OaklandBallers · Jul 11

🟪 1/4 We believe that the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team.

Today we're launching a community investment campaign that double...

Show more



BREAKING NEWS NOVEMBER 16 2023

A'S TO LEAVE OAKLAND, PLAN MOVE TO LAS VEGAS

2:04

💬 1   ⭤ 6   ❤ 28   ᴵᵢₗ 2.4K   🔖 ⬆

 **Oakland Ballers** ✅ @OaklandBallers · Jul 11



2,293 posts

Oakland Ballers @OaklandBallers · Jul 11

276 people have already signed up to invest this morning!

Thank you to every single one of you.

This crowdfunding campaign is the first step towards setting a new standard for fan engagement in sports team ownership.

Sign up here if you haven't already:
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> **Oakland Ballers** @OaklandBallers · Jul 11
>
> 🧵 1/4 We believe that the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team.
>
> Today we're launching a community investment campaign that double...
> Show more



BREAKING NEWS NOVEMBER 16 2023
A'S TO LEAVE OAKLAND,
PLAN MOVE TO LAS VEGAS
2:03



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signed up t...

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Oakland Ballers
@OaklandBallers

500 people have now signed up to invest in the Oakland Ballers

Grateful to you all.

Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and (3) A person's indication of interest involves no obligation or commitment of any kind.

10:59 AM · Jul 11, 2024 · **1,476** Views



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Oakland Ballers @OaklandBallers · Jul 11
We now have 800 sign ups! Wow. This is wild. Thank you all.



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Oakland Ballers
@OaklandBallers

We now have 800 sign ups! Wow. This is wild. Thank you all.

We believe that a new model for a more authentic partnership between fans and teams with guardrails is critical, and that Oakland, a city with a rich legacy of fighting to make the world a better place, is the perfect community to help it materialize.

Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and (3) A person's indication of interest involves no obligation or commitment of any kind.

12:17 PM · Jul 11, 2024 · **2,144** Views

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forsheezy510 @forsheezy510 · Jul 11
People believe in community not oligarchs(athletics









39





1 6 19 2.1K



Oakland Ballers @OaklandBallers · Jul 11

"On Thursday, the Ballers announced a community investment round to allow fans to invest in the team and get a say on things like moving the team, changing the brand or logos, front office hires and more."

axios.com/local/san-fran... via @meganrosedickey



Oakland Ballers want to give fans a chance to co-own baseball team

From axios.com

4 27 76 9.7K



 **Oakland Ballers** ✔ @OaklandBallers · Jul 11 · · ·

"On Thursday, the Ballers announced a community investment round to allow fans to invest in the team and get a say on things like moving the team, changing the brand or logos, front office hires and more."

axios.com/local/san-fran... via @meganrosedickey



Oakland Ballers want to give fans a chance to co-own baseball team

From axios.com

 4    27    76    9.7K   🔖 ⬆

 **Oakland Ballers** ✔ @OaklandBallers · Jul 11 · · ·

Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an
Show more

       3    827   🔖 ⬆

♡ 1   ⟲ 1   ♡ 3   ᐧ�808 990   🔖 ⬆

 **Oakland Ballers** ✔ @OaklandBallers · Jul 11   ···
"Want to own a baseball team?

The Oakland Ballers unveiled a community investment campaign Thursday, aiming to "revolutionize the sports ownership model by giving fans a real seat at the table," the team said."



Oakland Ballers offer fans a chance to invest in team, give input on key decisions

From cbsnews.com

♡ 5   ⟲ 29   ♡ 111   ᐧ8ᐧ 5.1K   🔖 ⬆

 **Oakland Ballers** ✔ @OaklandBallers · Jul 11   ···
Disclaimers: (1) No money or other consideration is being solicited, and if sent in response, will not be accepted; (2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an
Show more

♡   ⟲   ♡ 7   ᐧ8ᐧ 734   🔖 ⬆

Oakland Ballers ✔ @OaklandBallers · Jul 11

♡ 1   ⟲ 3   ♡ 40   ᐧ�☖ᐧ 2.3K   🔖 ⬆

⟲ You reposted



Mike Chouinard @DangerVenture · Jul 11   ···
#BuyTheTeam



 **Oakland Ballers** ✔ @OaklandBallers · Jul 11

📒 1/4 We believe that the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team.

Today we're launching a community investment campaign that double...
Show more

2:02

♡ 1    5   ♡ 14    1.4K   🔖 ⬆

↺ 4   ♥ 12   ılıl 1.4K   🔖 ⬆

↻ You reposted

 **Oakland 68s** @Oakland68s · Jul 11   · · ·
We applaud the Ballers commitment. We've always believed in true fan ownership with representation on the board. Let's go Oakland!!

>  **Oakland Ballers** ✔ @OaklandBallers · Jul 11
> "On Thursday, the Ballers announced a community investment round to allow fans to invest in the team and get a say on things like moving the team, changing the brand or logos, front office hires and more."
>
> axios.com/local/san-fran... via @meganrosedickey

○ 1   ↺ 10   ♥ 76   ılıl 3.8K   🔖 ⬆

↻ You reposted

 **Susan Slusser** @susanslusser · Jul 11   · · ·

◯ 1   ⇄ 10   ♥ 76   ᶥᶥᶥ 3.8K   🔖 ⬆

⇄ You reposted

 **Susan Slusser** @susanslusser · Jul 11   •••

Oakland Ballers eye public input on purchasing shares: 'We're forging a new model' - team says fans should have an "outsized" input into decisions: sfchronicle.com/sports/article... via @sfchronicle



Oakland Ballers eye public input on purchasing shares: 'We're forging a new mo...

From sfchronicle.com

◯ 5   ⇄ 15   ♥ 74   ᶥᶥᶥ 23K   🔖 ⬆

⇄ **You reposted**

5   ⟲ 15   ♥ 74   ᶅᶆᶅ 23K   🔖   ⬆

⟲ You reposted



Melissa Lockard @melissalockard · Jul 11   · · ·
The Oakland Ballers are inviting fans to buy an ownership stake in the team. And their shares will give them more than a financial stake in the team — they will have voting rights. More



Oakland Ballers fans can buy ownership shares

From nytimes.com

⟲ 1   ⟲ 9   ♡ 20   ᶅᶆᶅ 2K   🔖   ⬆

↻ You reposted

 **Sporting Green** @SportingGreenSF · Jul 11

The Oakland Ballers, playing their inaugural Pioneer League season, on Thursday plan to start gauging interest in the public purchasing ownership shares.



Oakland Ballers eye public input on purchasing shares: 'We're forging a new mo...

From sfchronicle.com

○   ↻ 12   ♡ 39   ıↄl 5.3K   🔖

↻ You reposted

 **Maury Brown** @BizballMaury · Jul 11   ···

Oakland Ballers Baseball Team Launch Revolutionary Fan Ownership Model
via @ForbesSports

READ 👇🏽



Oakland Ballers Baseball Team Launch Revolutionary Fan Ownership Model

From forbes.com

◯   ↻ 8   ♥ 22   ᵔᵢᵢ 4.4K   🔖   ⬆




oakland.ballers

The Oakland Ballers are building a new model for
fan ownership. We believe the social contract
between sports teams and fanbases is broken, and
that it's fans who create the value of a sports team.


2,728

Today we're launching a community investment
campaign that doubles down on that belief by
giving fans a real seat at the table.
In addition to the economic rights that go with an
investment in the Ballers, the Ballers' new
ownership structure will go beyond any previous
sports ownership models, offering fans an
unprecedented bundle of rights that includes
checks and balances on key team decisions


47


356



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🎵 oakland.ballers • Original audio





3:30  ● ▼◢ ◻ 45%

← **Reels**

 **oakland.ballers**

checks and balances on key team decisions including:
🎪Where the team is based
🦬Changes to logos and brandmarks,
⚾Even some front office hiring decisions.


2,728

We believe Oakland is the perfect place to birth a new standard for fan ownership. Join this historic opportunity at invest.oaklandballers.com.


47

Disclaimers:
(1) No money or other consideration is being solicited, and if sent in response, will not be accepted;
(2) No offer to buy the securities can be accepted


356



🎵 Liked by bryancarmel.1 and 2,727 others

♫ oakland.ballers • Original audio



    



3:30 ring
45%
Reels
oakland.ballers
We believe Oakland is the perfect place to birth a new standard for fan ownership. Join this historic opportunity at invest.oaklandballers.com.
Disclaimers:
(1) No money or other consideration is being solicited, and if sent in response, will not be accepted;
(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
(3) A person's indication of interest involves no obligation or commitment of any kind.
2,728
47
356
Liked by bryancarmel.1 and 2,727 others
oakland.ballers • Original audio



























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Oakland Ballers Launch Historic Community Investment Campaign: A New Model for Fan Owners

Oakland Ballers
2.6K subscribers

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964 views Jul 11, 2024

The Oakland Ballers are building a new model for fan ownership. We believe the social contract between sports teams and fanbases is broken, and that it's fans who create the value of a sports team.

Today we're launching a community investment campaign that doubles down on that belief by giving fans a real seat at the table.

In addition to the economic rights that go with an investment in the Ballers, the Ballers' new ownership structure will go beyond any previous sports ownership models, offering fans an unprecedented bundle of rights that includes checks and balances on key team decisions including:

- Where the team is based
- Changes to logos and brandmarks,
- Even some front office hiring decisions.

We believe Oakland is the perfect place to birth a new standard for fan ownership. Join this historic opportunity at invest.oaklandballers.com.

Disclaimers:

(1) No money or other consideration is being solicited, and if sent in response, will not be accepted;

(2) No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and

(3) A person's indication of interest involves no obligation or commitment of any kind.

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